Filed Pursuant to Rule 424(b)(3)
Registration No. 333-296148

SUPPLEMENT NO. 4 TO

PROSPECTUS OF XANADU QUANTUM TECHNOLOGIES LIMITED

This prospectus supplement amends and supplements the prospectus dated June 1, 2026, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-296148). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, which was furnished to the Securities and Exchange Commission (the “SEC”) on November 12, 2026 (the “Form 6-K”). Accordingly, we have attached the Form 6-K and the Annual Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B Subordinate Voting Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “XNDU” and the Toronto Stock Exchange (the “TSX”) under the symbol “XNDU.” On November 11, 2026, the last reported sales prices of the Class B Subordinate Voting Shares on Nasdaq and the TSX were $2.80 and C$3.95 respectively.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 1 of the Annual Report and beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission or regulatory authority of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is accurate or adequate. Any representation to the contrary is a criminal offense.

This Supplement No. 4 is dated November 12, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15D-16

of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-43205

Xanadu Quantum Technologies Limited

(Translation of registrant’s name into English)

777 Bay Street, Toronto, Ontario M5G 2C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 12, 2026	Xanadu Quantum Technologies Limited

	By:	/s/ Michael Trzupek
Michael Trzupek
Chief Financial Officer

1

Exhibit Index

Exhibit	Description of Exhibit
99.1	Q3 2026 Press Release
99.2	Q3 2026 Quarterly Report
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

2

Exhibit 99.1

Xanadu Announces Third Quarter 2026 Results

The Company is on a Mission to Build Quantum Computers That Are Useful and Available to

People Everywhere

TORONTO | November 11, 2026 /GLOBE NEWSWIRE/ -- Xanadu Quantum Technologies Limited (“Xanadu” or the “Company”) (NASDAQ: XNDU) (TSX: XNDU), a leading photonic quantum computing company, today announced financial results for the third quarter ended September 30, 2026. The accompanying Third Quarter 2026 Investor Presentation is available in the Investor Relations section of our website at investor.xanadu.ai.

“Loss is the engineering challenge between Xanadu and a utility-scale quantum computer, and we continue to go after it from every direction: more tapeouts, better components, and manufacturing partners who can help us push further,” said Dr. Christian Weedbrook, Founder and Chief Executive Officer of Xanadu. “The partnerships, tooling, and facilities we are adding are designed to shorten the time between a design change and a measured improvement, and we plan to keep building toward a quantum data center.”

Dr. Weedbrook added, “Our launch of Backline with AMD represents an important step in building the classical computing infrastructure required for utility-scale quantum computing. By integrating CPUs, GPUs, and FPGAs with quantum hardware for real-time processing and control, we believe Backline addresses a critical challenge in scaling fault-tolerant quantum computers.”

“We believe we are investing ahead of the curve, and we added new government support to keep doing it. Canada’s agreement for funding through Project OPTIMISM to support the development of our new Inception facility and DARPA’s extension both provide support for the work we are already doing,” said Michael Trzupek, Chief Financial Officer of Xanadu.

Third Quarter and Recent Business Milestones and Announcements

Loss reduction: Increased tapeouts, wafer runs, and investment in research and development (“R&D”) headcount accelerated the Company’s cycles of learning and produced measurable progress across key components.

●	Optical switch: A new 7-millidecibel optical switch sets a record the Company believes is state of the art for the component.

●	Loss targets: Continued advances in component performance have meaningfully reduced overall system loss, supporting progress toward the Company’s year-end 2026 system loss target of 10.2, outlined at our August Investor Day, and our longer-term objective of building a quantum data center.

●	Qubit roadmap: Reducing loss supports the roadmap Xanadu presented in August at its inaugural Technology Roadmap Presentation, which targets up to 200 logical qubits by 2029, up to 500 by 2030, and more than 1,000 by 2031. See “Forward-Looking Statements”.

Manufacturing partnerships: Added partners and capabilities that we believe will strengthen our manufacturing foundation and our ability to scale towards a utility-scale quantum computer.

●	ASML: Collaboration with a leading supplier of semiconductor lithography equipment to help address waveguide loss, which the Company expects to be the largest source of optical loss in its integrated photonic circuits.

●	Bluefors: Partnership to develop compact, modular cryogenics that bring detector cooling into a data-center footprint. Xanadu’s architecture already requires minimal cryogenics, and the work is expected to further reduce the size and cost of the cryogenic system.

●	GlobalFoundries: Multi-year strategic partnership, announced in October, to scale Xanadu’s ultra-low-loss silicon nitride platform and its superconducting nanowire single-photon detectors (“SNSPDs”). The faster detectors are expected to raise the clock rate of Xanadu’s machines and reduce the footprint and resource requirements of the qubit factory.

Software: Launched Backline in collaboration with AMD, advancing Xanadu’s software and classical computing infrastructure for fault-tolerant quantum computing.

●	Ultra-low latency: Demonstrated median round-trip communication latency of 2.3 microseconds between an FPGA and CPU, and 4.5 microseconds between an FPGA and GPU, enabling high-speed classical processing and feedback.

●	Heterogeneous computing: Supports integration of CPUs, GPUs, and FPGAs through a unified software framework, allowing workloads such as quantum error correction and real-time control to be executed on the most appropriate classical hardware.

●	Open and hardware-agnostic: Provides a Python-based programming interface with compilation and execution across multiple hardware platforms, reducing vendor lock-in and enabling developers to scale from research prototypes to production systems.

Customers and strategic partnerships: Advanced work with industrial, academic, and national research partners.

●	Mitsubishi Chemical: Supported by Canadian and Japanese national innovation programs, the companies demonstrated that quantum algorithms can accurately model key properties of EUV photoresist materials used in advanced semiconductor manufacturing. They are now developing an FTQC-ready software pipeline for semiconductor materials development.

●	Royal Bank of Canada (“RBC”) and Booz Allen: Engaged in workforce development programs leveraging Xanadu’s software stack to build quantum computing expertise, alongside Xanadu’s workforce training work with Lockheed Martin.

●	University of Alberta: Strategic research partnership to develop quantum algorithms for cancer treatment.

Funding and government support: Converted discussions into signed or provisionally approved support from federal sources in both Canada and the United States.

●	Government of Canada: Definitive agreement under the Strategic Response Fund for approximately $140 million(1) in federal funding, structured as a non-dilutive loan, to support Inception, Xanadu’s new 158,000-square-foot advanced photonics research, development, and manufacturing facility in Toronto. Xanadu expects to receive the funds over time to reimburse the Company for qualifying R&D investments.

●	DARPA: Provisional approval for project funding of up to $10 million under the Quantum Benchmarking Initiative (QBI). The one-year contract extension builds on Xanadu’s Stage B work, and Xanadu expects to allocate the majority of the funding to accelerate critical components of its R&D roadmap.

Third Quarter Financial Highlights (1)

●	Cash and cash equivalents were $286.5 million as of September 30, 2026.

●	Revenue of $1.3 million, a 32% year-over-year increase primarily driven by DARPA QBI revenue and revenue from partnership engagements, which was largely offset by completion of prior-year contracts.

●	Research and development (“R&D”) expense of $25.6 million, a 67% year-over-year increase, primarily due to higher compensation related costs due to increased engineering headcount and higher material consumption costs.

●	General and administrative (“G&A”) expense of $9.2 million, a 129% year-over-year increase primarily due to higher compensation related costs, including higher headcount and grants of restricted stock unit.

●	Net loss was $32.2 million, compared to a loss of $20.3 million in the third quarter of 2025.

●	Adjusted EBITDA(2) loss of $26.3 million, compared to a loss of $15.4 million in the third quarter of 2025 primarily due to increased R&D and G&A year-over-year.

●	Capital expenditures of $8.4 million in the third quarter mainly driven by the purchase of R&D test equipment.

(1)	All financial figures in this release are presented in United States Dollars unless otherwise noted.

(2)	Adjusted EBITDA is a non-GAAP financial measure defined under “Non-GAAP Financial Measures,” below.

2

Note: Components may not sum to totals due to rounding. FPGA refers to a field-programmable gate array; CPU refers to a central processing unit; GPU refers to a graphics processing unit; and FTQC refers to fault-tolerant quantum computing. EUV (extreme ultraviolet) lithography is the chip-making process that uses very short-wavelength light to print the smallest features on the most advanced semiconductors.

Synthetic At-The-Market Equity Facility

Xanadu did not draw on its synthetic at-the-market equity facility with Yorkville Advisors during the third quarter of 2026. The Company raised $67.2 million in net proceeds under the facility in the second quarter, and up to $232.8 million of the $300 million facility remains available as of September 30, 2026. Xanadu plans to continue to use the facility opportunistically.

Third Quarter 2026 Conference Call & Investor Presentation

Xanadu will hold its third quarter earnings conference call today, November 11, 2026, at 5:30 PM EST. Dr. Christian Weedbrook, Founder and Chief Executive Officer, Rafal Janik, Chief Operating Officer, and Michael Trzupek, Chief Financial Officer, will review the results, Third Quarter 2026 Investor Presentation, and discuss the business outlook. The call and Third Quarter 2026 Investor Presentation will be webcast live and archived on the Investor Relations section of the Company’s website at investors.xanadu.ai.

About Xanadu

Founded in 2016, Xanadu is a Canadian photonic quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Xanadu is building fault-tolerant quantum computers using light, with systems designed to compute at room temperature. Xanadu develops both hardware and software, including PennyLane, its open-source quantum computing platform. Xanadu is the first pure-play photonic quantum computing company to list on public markets (Nasdaq/TSX: XNDU) and is recognized globally for its breakthroughs in scalable quantum technologies. Visit xanadu.ai or follow on X @XanaduAI.

Non-GAAP Financial Measures

To supplement our historical consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, a non-GAAP financial measure, to understand and evaluate our financial and operating performance.

3

We define Adjusted EBITDA as net loss before interest expense (income), income tax expense (benefit), depreciation and amortization expense, stock-based compensation, change in fair value of financial instruments, and other (income) expense, net (primarily foreign exchange gain (loss)), and other non-recurring income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance. Accordingly, we believe that Adjusted EBITDA is useful to investors and others because it allows investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management.

However, there are several limitations related to the use of Adjusted EBITDA as it reflects the exercise of judgment by our management about which expenses are excluded or included. Adjusted EBITDA should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Adjusted EBITDA is not a standardized measure and our presentation of Adjusted EBITDA may differ from how such a metric is used by other companies. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, is provided below.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: Xanadu’s mission and technology roadmap, including its path toward fault-tolerant, utility-scale quantum computing; expectations regarding R&D and capital spending, including the timing and pace of wafer runs, tapeouts, and engineering hires and targets for logical qubits; expectations regarding strategic collaborations and partnerships, including with Lockheed Martin, ASML, Bluefors, GlobalFoundries, AMD, Mitsubishi Chemical, and other financial institutions; expectations regarding government funding and support, including the timing and receipt of funding and the expected use and allocation of such funding; the Company’s approach to the synthetic at-the-market equity facility with Yorkville Advisors, including its intention to opportunistically draw on the remaining $232.8 million available under the facility based on prevailing market conditions and valuation; Xanadu’s anticipated benefits, milestones and deliverables arising from collaboration with manufacturing and component partners, including ASML to mitigate waveguide loss in integrated photonic circuits; Bluefors to develop compact, modular cryogenics that reduce cooling footprint and overall system cost within a quantum data center environment; and the multi-year strategic partnership with GlobalFoundries to scale the ultra-low-loss silicon nitride platform and superconducting nanowire single-photon detectors (SNSPDs), including expected improvements in machine clock rates and reduction in qubit factory footprint and resource requirements; statements regarding the integration, capabilities and future evolution of Backline developed with AMD; expectations regarding round-trip communication latencies between FPGAs, CPUs and GPUs; the enablement of real-time quantum error correction, feedback and control across heterogeneous hardware; and the development of an FTQC-ready software pipeline for semiconductor materials with Mitsubishi Chemical, alongside software adoption and workforce development initiatives with Lockheed Martin, RBC, Booz Allen and the University of Alberta.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Xanadu’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements.

4

Such risks and uncertainties include: Xanadu’s limited operating history and history of net losses; the fact that Xanadu is pursuing an emerging technology and faces significant technical and engineering challenges inherent in scaling quantum hardware, overcoming photonic and waveguide loss, integrating heterogeneous classical control infrastructure, and realizing fault-tolerant quantum error correction, and may not achieve commercialization or market acceptance; risks related to the commercial readiness, performance and adoption of Backline, PennyLane and proprietary photonic quantum architectures; Xanadu’s reliance on strategic partners and other third parties and the risk that such strategic collaborations with partners may fail to achieve anticipated technical or commercial outcomes; dependencies on third-party semiconductor foundries, fabrication facilities and equipment suppliers; Xanadu’s concentration of revenue in, and reliance upon, government and state-funded programs, including the risk that provisional approvals or funding agreements (such as the Strategic Response Fund or DARPA QBI) may be delayed, altered, conditioned, or terminated before planned amounts are fully disbursed; Xanadu’s dependence on members of its senior management and its ability to attract, hire and retain specialized quantum, optical, and classical hardware and software talent; Xanadu’s ability to maintain, protect, and defend its intellectual property rights; dilution, market volatility and availability of equity financing associated with drawing on the synthetic at-the-market equity facility with Yorkville Advisors; competition from alternative quantum computing modalities and established classical high-performance computing technologies and broader macroeconomic, regulatory and capital markets fluctuations; Xanadu’s expectations regarding future financial performance and capital requirements; the potential need for additional future financing; and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”), which are incorporated by reference herein, including under the heading “Risk Factors.”

These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions; and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in the Company’s filings with the SEC and the CSA, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

These forward-looking statements reflect the expectations, plans, and forecasts of Xanadu’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

Summary financial tables follow.

Contacts

Press Contact: press@xanadu.ai

Investor Relations: investors@xanadu.ai

5

XANADU QUANTUM TECHNOLOGIES LIMITED

Consolidated Balance Sheets

(In US $ thousands, except for share amounts)

	September 30, 2026	December 31, 2025 (1)
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$286,473	$16,164
Accounts receivable, net	5,328	9,477
Materials and supplies	3,929	8,344
Prepaid expenses and other current assets	15,457	6,229
Total current assets	311,187	40,214
Property and equipment, net	24,022	18,313
Operating right-of-use assets, net	25,743	6,949
Intangible assets, net	4,961	5,128
Long-term deposits	9,876	—
Total assets	$375,789	$70,604

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	10,455	2,802
Accrued expenses and other current liabilities	12,764	2,191
Deferred revenue	343	544
Deferred grant income	1,497	492
Short-term operating lease liabilities	1,482	1,074
Current portion of long-term debt	264	—
Warrant liabilities	—	1,874
Total current liabilities	26,805	8,977
Long-term operating lease liabilities	26,035	7,185
Long-term debt	33,008	29,998
Total liabilities	$85,848	$46,160

Shareholders’ equity:
Old Xanadu convertible preferred shares, no par value, 204,286,254 shares authorized, 199,930,069 issued and outstanding at December 31, 2025 (1)	—	213,002
Old Xanadu common shares, no par value, 336,123,821 shares authorized, 55,964,876 shares issued and outstanding at December 31, 2025 (1)	—	7,585
Common shares, unlimited Xanadu Class A Multiple Voting Shares authorized, no par value, 115,458,298 issued and outstanding; unlimited Xanadu Class B Subordinate Voting Shares authorized, no par value, 195,786,645 shares issued and outstanding at September 30, 2026	575,526	—
Additional paid-in capital	16,494	10,151
Accumulated deficit	(302,561)	(206,303)
Accumulated other comprehensive income	482	9
Total shareholders’ equity	289,941	24,444
Total liabilities and shareholders’ equity	$375,789	$70,604

(1)	Old Xanadu convertible preferred shares and common shares have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to the Company’s 6-K Q3 2026 Quarterly Report filed on November 12, 2026 for additional information.

6

XANADU QUANTUM TECHNOLOGIES LIMITED

Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In US $ thousands, except for share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue	$1,305	$987	$5,648	$2,742

Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	94	52	334	162
Research and development	25,560	15,301	63,165	38,321
General and administrative	9,150	4,002	29,426	8,098
Sales and marketing	900	263	2,848	863
Depreciation and amortization	1,740	1,707	4,996	4,242
Other operating (income) expense, net	(1,512)	358	(7,236)	40
Total operating expenses	35,932	21,683	93,533	51,726
Loss from operations	(34,627)	(20,696)	(87,885)	(48,984)

Other income (expense), net:
Interest income (expense), net	2,272	334	4,401	1,228
Loss on fair value of earn-out share liabilities, net	—	—	(7,764)	—
Loss on derivative instruments, net	—	—	(1,907)	—
Other income (expense), net	159	64	(1,696)	113
Total other income (expense), net	2,431	398	(6,966)	1,341
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)

Net loss per share, basic and diluted (1)	$(0.11)	$(0.36)	$(0.42)	$(0.85)
Weighted average shares outstanding (1)	304,940,693	55,822,815	226,468,688	55,753,996

Comprehensive loss:
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)
Cumulative translation adjustment	236	(278)	473	701
Net comprehensive loss	$(31,960)	$(20,576)	$(94,378)	$(46,942)

(1)	Net loss per share and weighted average shares outstanding have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to the Company’s 6-K Q3 2026 Quarterly Report filed on November 12, 2026 for additional information.

7

XANADU QUANTUM TECHNOLOGIES LIMITED

Non-GAAP Financial Measure and Selected Cash Flow Data

(In US $ thousands)

Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)
Excluding:
Depreciation and amortization	1,740	1,707	4,996	4,242
Stock-based compensation expense	5,530	950	11,616	2,609
Change in fair value of financial instruments (1)	—	811	10,566	785
Interest (income) expense, net (2)	(2,272)	(334)	(4,401)	(1,228)
Other (income) expense, net (3)	(159)	(64)	1,696	(113)
Non-recurring expenses (4)	1,087	1,782	8,893	1,853
Adjusted EBITDA	$(26,270)	$(15,446)	$(61,485)	$(39,495)

(1)	Includes the gain (loss) on the fair value of the warrant, earn-out share liabilities, and derivative instruments.

(2)	Interest (income) expense, net reflects the impact of interest earned on cash balances and non-cash interest expense relating to the Strategic Innovation Fund Agreement, by and between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Industry, as amended.

(3)	Other (income) expense, net primarily consists of foreign exchange gain (loss).

(4)	Non-recurring expenses primarily include professional fees such as legal, consulting, accounting and advisory fees incurred in connection with indirect costs related to the Reverse Recapitalization and PIPE Transaction, public offering, and the SATM Facility.

Selected Consolidated Cash Flow Data

	Nine Months Ended September 30,
	2026	2025
Purchase of property and equipment, including equipment deposits (“capital expenditures”)	$(14,752)	$(5,539)

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Exhibit 99.2

Xanadu Quantum Technologies Limited

Quarterly Report

Unaudited Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

November 11, 2026

XANADU QUANTUM TECHNOLOGIES LIMITED

FORM 6-K QUARTERLY REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Quarterly Report may constitute “forward-looking statements” for purposes of U.S. federal securities laws and “forward-looking information” for purposes of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, performance and results of operations. Likewise, all of our statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future,” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Quarterly Report reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Quarterly Report contains forward-looking statements pertaining to changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; the implementation, market acceptance and success of our business model, growth strategy and opportunities, and our ability to commercialize our quantum computing technology; our expectations with respect to market opportunity and market growth; the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities; the potential for our quantum computing technology to achieve quantum advantage; our ability to achieve timing and product development milestones on our product roadmap; our ability to attract and retain qualified employees and management; our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others; expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”); our future capital requirements and sources and uses of cash; our ability to obtain funding for our operations and future growth; the effects of competition on our future business; the impact of and changes in governmental regulations, tax laws and rates, and accounting guidance; the effectiveness of our internal controls and our corporate policies and procedures; expansion plans and opportunities; lease payments and liabilities; the SATM Facility (defined below), including our ability to draw downs amounts thereunder and the issuance of Class B Subordinate Voting Shares and promissory notes thereunder; details of government funding, including with respect to the SRF Loan (defined below) and the aims thereof; the sufficiency of our existing cash and cash equivalents; the potential dilution to shareholders from future issuances of equity securities; and the outcome of any known and unknown litigation and regulatory proceedings.

We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	general economic uncertainty;

●	the effects of pandemics, public health emergencies, ongoing conflicts or similar force majeure events on the global economy;

●	the volatility of currency exchange rates;

●	our ability to obtain and maintain financing arrangements on attractive terms and to commercialize our quantum computing technology;

●	our ability to manage growth;

●	our ability to maintain the listing of the Class B Subordinate Voting Shares on the Nasdaq, the TSX, or any other national exchange;

●	the effects of competition on our future business;

●	potential disruption in our employee retention, changes in personnel and availability of qualified personnel, including as a result of the Reverse Recapitalization (as defined below);

●	the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future;

●	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Reverse Recapitalization;

●	international, national or local economic, social or political conditions that could adversely affect us and our business;

●	the effectiveness of our internal controls and our corporate policies and procedures;

●	the limited experience of certain members of our management team in operating a public company in the United States and Canada;

●	the volatility of the market price and liquidity of the Xanadu Class B Subordinate Voting Shares;

●	risks relating to any unforeseen liabilities of the Company;

●	failure to obtain lender consent, industry partner and other third-party consents and approvals, when required;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our expectations with respect to market opportunity and market growth;

●	the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities;

●	the potential for our quantum computing technology to achieve quantum advantage;

●	our ability to achieve timing and product development milestones on our product roadmap;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

●	our ability to obtain funding for our operations and future growth, and our future capital requirements and sources and uses of cash;

●	expansion plans and opportunities, including risks related to the rollout of the Company’s business and expansion strategy;

●	the need to obtain required approvals from regulatory authorities;

●	our ability to meet the conditions required to issue Xanadu Class B Subordinate Voting Shares pursuant to any equity financing arrangements;

●	the volatility of the price of the Xanadu Class B Subordinate Voting Shares that may result from future issuances or sales of shares;

●	the dilution of holders of Xanadu Class B Subordinate Voting Shares resulting from future issuances of shares, including pursuant to equity financing arrangements, the extent of which cannot be guaranteed;

●	risks related to compliance with U.S. and Canadian foreign investment review requirements, including review by the Committee on Foreign Investment in the United States and the Investment Canada Act, and export controls applicable to quantum computing technology;

●	the impact of changes in international trade relations and tariffs on our supply chain and operations; and

●	the risks associated with the rapid expansion of our U.S. operations, including our ability to establish and scale operations in new geographic locations.

The forward-looking statements contained herein may prove incorrect. These forward-looking statements speak only as of the date of this Quarterly Report and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors” in our Annual Report on Form 20-F (the “Annual Report”) and our filings with the U.S. Securities and Exchange Commission (the “SEC”) (www.sec.gov) and Canadian Securities Administrators (the “CSA”) (www.sedarplus.com). There may be additional risks that we do not presently know or that we currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, assumptions that none of the risks identified in our filings with the SEC (www.sec.gov) and the CSA (www.sedarplus.com) materialize; that there are no unforeseen changes to economic and market conditions, and no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Quarterly Report and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

WHERE YOU CAN FIND OTHER INFORMATION

Our website is www.xanadu.ai. Information contained on our website is not part of this Quarterly Report. Information we furnish or file with the SEC, including our Annual Reports on Form 20-F, Quarterly Reports and Current Reports on Form 6-K, and any amendments to or exhibits included in these reports are available for download, free of charge, on our website soon after such reports are filed with or furnished to the SEC. Our SEC filings, including exhibits furnished therewith, are also available at the SEC’s website at www.sec.gov. Our CSA filings are also available at the CSA’s website at www.sedarplus.com.

XANADU QUANTUM TECHNOLOGIES LIMITED

Consolidated Balance Sheets

(In thousands, except for share and per share amounts)

	September 30, 2026	December 31, 2025
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$286,473	$16,164
Accounts receivable, net	5,328	9,477
Materials and supplies	3,929	8,344
Prepaid expenses and other current assets	15,457	6,229
Total current assets	311,187	40,214
Property and equipment, net	24,022	18,313
Operating right-of-use assets, net	25,743	6,949
Intangible assets, net	4,961	5,128
Long-term deposits	9,876	—
Total assets	$375,789	$70,604

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$10,455	$2,802
Accrued expenses and other current liabilities	12,764	2,191
Deferred revenue	343	544
Deferred grant income	1,497	492
Short-term operating lease liabilities	1,482	1,074
Current portion of long-term debt	264	—
Warrant liabilities	—	1,874
Total current liabilities	26,805	8,977
Long-term operating lease liabilities	26,035	7,185
Long-term debt	33,008	29,998
Total liabilities	$85,848	$46,160

Commitments and contingencies (note 16)

Shareholders’ equity:
Old Xanadu convertible preferred shares, no par value, 204,286,254 shares authorized, 199,930,069 issued and outstanding at December 31, 2025 (1)	$—	$213,002
Old Xanadu common shares, no par value, 336,123,821 shares authorized, 55,964,876 shares issued and outstanding at December 31, 2025 (1)	—	7,585
Common shares, unlimited Xanadu Class A Multiple Voting Shares authorized, no par value, 115,458,298 issued and outstanding; unlimited Xanadu Class B Subordinate Voting Shares authorized, no par value, 195,786,645 shares issued and outstanding at September 30, 2026	575,526	—
Additional paid-in capital	16,494	10,151
Accumulated deficit	(302,561)	(206,303)
Accumulated other comprehensive income	482	9
Total shareholders’ equity	$289,941	$24,444
Total liabilities and shareholders’ equity	$375,789	$70,604

(1)	Old Xanadu convertible preferred shares and common shares have been retroactively recast after giving effect to the Reverse Recapitalization. Refer to Note 3 for additional information.

Subsequent events (note 19)

On behalf of the Board of Directors

/s/ Christian Weedbrook	/s/ Michelle Reynolds
Christian Weedbrook, Chief Executive Officer and Director	Director

See accompanying notes to condensed consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED

Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In thousands, except for share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue	$1,305	$987	$5,648	$2,742

Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	94	52	334	162
Research and development	25,560	15,301	63,165	38,321
General and administrative	9,150	4,002	29,426	8,098
Sales and marketing	900	263	2,848	863
Depreciation and amortization	1,740	1,707	4,996	4,242
Other operating (income) expense, net	(1,512)	358	(7,236)	40
Total operating expenses	35,932	21,683	93,533	51,726
Loss from operations	(34,627)	(20,696)	(87,885)	(48,984)

Other income (expense), net:
Interest income (expense), net	2,272	334	4,401	1,228
Loss on fair value of earn-out share liabilities, net	—	—	(7,764)	—
Loss on derivative instruments, net	—	—	(1,907)	—
Other income (expense), net	159	64	(1,696)	113
Total other income (expense), net	2,431	398	(6,966)	1,341
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)

Net loss per share, basic and diluted (1)	$(0.11)	$(0.36)	$(0.42)	$(0.85)
Weighted average shares outstanding (1)	304,940,693	55,822,815	226,468,688	55,753,996

Comprehensive loss:
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)
Cumulative translation adjustment	236	(278)	473	701
Net comprehensive loss	$(31,960)	$(20,576)	$(94,378)	$(46,942)

(1)	Net loss per share and weighted average shares outstanding have been retroactively recast after giving effect to the Reverse Recapitalization.

See accompanying notes to condensed consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands, except for share and per share amounts)

	Nine Months Ended September 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(94,851)	$(47,643)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,996	4,242
Amortization of operating right-of-use assets	957	662
Stock-based compensation	11,616	2,759
Amortization of debt issuance costs	—	10
Interest accretion on long-term debt	986	576
Change in fair value of financial instruments	10,566	785
Other non-cash adjustments, net	2,669	(163)

Change in operating assets and liabilities:
Accounts receivable	3,919	(345)
Materials and supplies	4,230	(5,748)
Prepaid expenses and other current assets	(5,039)	(1,799)
Accounts payable	1,773	1,050
Accrued expenses and other current liabilities	6,303	2,090
Deferred revenue	(187)	516
Deferred grant income	1,043	663
Operating lease liabilities	(402)	(766)
Long-term deposits	(465)	—
Net cash used in operating activities	(51,886)	(43,111)

Cash flows from financing activities:
Proceeds from reverse recapitalization and Private Investment in Public Equity (“PIPE”) transaction, net of transaction costs	263,599	—
Proceeds from the issuance of common shares from synthetic at-the-market facility	67,154	—
Proceeds from exercise of stock options	3,777	89
Proceeds from long-term debt	3,309	8,709
Net cash provided by financing activities	337,839	8,798

Cash flows from investing activities:
Purchase of property and equipment, including equipment deposits	(14,752)	(5,539)
Purchase of intangible assets	(1,198)	(2,049)
Net cash used in investing activities	(15,950)	(7,588)

Effects of foreign exchange rates on cash and cash equivalents	306	388
Increase (decrease) in cash and cash equivalents	270,309	(41,513)
Cash and cash equivalents, beginning of period	16,164	77,619
Cash and cash equivalents, end of period	$286,473	$36,106

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets acquired through operating leases	$19,920	$—
Capitalized stock-based compensation	220	150
Purchases of property and equipment and intangible assets included in accounts payable	4,539	27
Conversion of earn-out shares to equity	17,761	—
Conversion of Old Xanadu convertible preferred shares to Class A Multiple Voting Shares	213,002	—
Reclassification of warrant liabilities to additional paid-in capital	2,769	—
Reclassification of additional paid-in capital to share capital upon cashless exercise of warrants	2,838	—
Recognition of earn-out share liability at closing of Reverse Recapitalization	9,997	—

See accompanying notes to condensed consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED

Consolidated Statements of Shareholders’ Equity (Unaudited)

(In thousands, except for share and per share amounts)

					Accumulated
	Common Shares		Additional		other
	(Class A & B)		paid-in		comprehensive
	Number	Amount	capital	Deficit	income	Total
Balance, June 30, 2026	304,224,024	$566,167	$17,027	$(270,365)	$246	$313,075
Loss for the period	—	—	—	(32,196)	—	(32,196)
Stock-based compensation	—	—	5,639	—	—	5,639
Vesting of restricted stock units, net of tax	219,237	3,200	(3,340)	—	—	(140)
Exercise of stock options, net of tax	6,661,393	4,718	(1,391)	—	—	3,327
Exercise of warrants	140,289	1,441	(1,441)	—	—	—
Cumulative translation adjustment	—	—	—	—	236	236
Balance, September 30, 2026	311,244,943	$575,526	$16,494	$(302,561)	$482	$289,941

	Old Xanadu							Accumulated
	Convertible		Old Xanadu		Total	Additional		other
	Preferred Shares		Common Shares		share	paid-in		comprehensive
	Number	Amount	Number	Amount	capital	capital	Deficit	loss	Total
Balance, June 30, 2025	199,930,069	$213,002	55,803,248	$7,486	$220,488	$7,677	$(162,981)	$(2,228)	$62,956
Loss for the period	—	—	—	—	—	—	(20,298)	—	(20,298)
Stock-based compensation	—	—	—	—	—	999	—	—	999
Exercise of stock options, net of tax	—	—	93,170	37	37	(10)	—	—	27
Cumulative translation adjustment	—	—	—	—	—	—	—	(278)	(278)
Balance, September 30, 2025	199,930,069	$213,002	55,896,418	$7,523	$220,525	$8,666	$(183,279)	$(2,506)	$43,406

See accompanying notes to condensed consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED

Consolidated Statements of Shareholders’ Equity (Unaudited) (continued)

(In thousands, except for share and per share amounts)

	Old Xanadu									Accumulated
	Convertible		Old Xanadu		Common Shares		Total	Additional		other
	Preferred Shares		Common Shares		(Class A & B)		share	paid-in		comprehensive
	Number	Amount	Number	Amount	Number	Amount	capital	capital	Deficit	income	Total
Balance, December 31, 2025	17,718,491	$213,002	4,959,800	$7,585	—	$—	$220,587	$10,151	$(206,303)	$9	$24,444
Retroactive application of recapitalization	182,211,578	—	51,005,076	—	—	—	—	—	—	—	—
Balance as of December 31, 2025 as adjusted (1)	199,930,069	213,002	55,964,876	7,585	—	—	220,587	10,151	(206,303)	9	24,444
Issuance of common shares upon exchange of Old Xanadu’s preferred and common shares (2)	(199,930,069)	(213,002)	(55,964,876)	(7,585)	255,894,945	220,587	—	—	—	—	—
Loss for the period	—	—	—	—	—	—	—	—	(94,851)	—	(94,851)
Stock-based compensation	—	—	—	—	—	—	—	11,836	—	—	11,836
Vesting of restricted stock units, net of tax	—	—	—	—	219,237	3,200	3,200	(3,340)	—	—	(140)
Exercise of stock options, net of tax	—	—	—	—	8,596,509	5,871	5,871	(2,094)	—	—	3,777
Reverse Recapitalization and PIPE transaction, net of transaction costs (3)	—	—	—	—	40,308,912	265,006	265,006	—	(1,407)	—	263,599
Earn-out share liability at Closing of Reverse Recapitalization	—	—	—	—	—	(9,997)	(9,997)	—	—	—	(9,997)
Conversion of earn-out liabilities to equity	—	—	—	—	—	17,761	17,761	—	—	—	17,761
Issuance of common shares in connection with synthetic at-the-market facility	—	—	—	—	5,467,524	68,815	68,815	—	—	—	68,815
Issuance of common shares for advisor fees related to the Reverse Recapitalization	—	—	—	—	100,000	1,445	1,445	—	—	—	1,445
Conversion of warrant liabilities to equity	—	—	—	—	—	—	—	2,769	—	—	2,769
Exercise of warrants	—	—	—	—	657,816	2,838	2,838	(2,838)	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	10	—	473	483
Balance, September 30, 2026	—	$—	—	$—	311,244,943	$575,526	$575,526	$16,494	$(302,561)	$482	$289,941

(1)	The number of shares have been retroactively recast after giving effect to the Reverse Recapitalization.

(2)	Refer to Note 3 for additional information on the preferred and common share exchange.

(3)	Common shares include 1,100,000 earn-out shares (the “Earn-out Shares”) issued and outstanding at closing of the Reverse Recapitalization, but were subject to forfeiture. At closing, these Earn-out Shares were classified within liabilities on the consolidated balance sheets and subsequently reclassified to equity in the second quarter of 2026 when the Earn-out Shares vested. Refer to Note 3 for additional information.

See accompanying notes to condensed consolidated financial statements.

XANADU QUANTUM TECHNOLOGIES LIMITED

Consolidated Statements of Shareholders’ Equity (Unaudited) (continued)

(In thousands, except for share and per share amounts)

								Accumulated
	Old Xanadu Convertible		Old Xanadu		Total	Additional		other
	Preferred Shares		Common Shares		share	paid-in		comprehensive
	Number	Amount	Number	Amount	capital	capital	Deficit	income (loss)	Total
Balance, December 31, 2024 as previously reported	17,718,491	$213,002	4,924,563	$7,399	$220,401	$5,937	$(135,636)	$(3,207)	$87,495
Retroactive application of recapitalization	182,211,578		50,642,709	—	—	—	—	—	—
Balance as of December 31, 2024 as adjusted (1)	199,930,069	213,002	55,567,272	7,399	220,401	5,937	(135,636)	(3,207)	87,495
Loss for the period	—	—	—	—	—	—	(47,643)	—	(47,643)
Stock-based compensation	—	—	—	—	—	2,759	—	—	2,759
Exercise of stock options, net of tax	—	—	329,146	124	124	(35)	—	—	89
Cumulative translation adjustment	—	—	—	—	—	5	—	701	706
Balance, September 30, 2025	199,930,069	$213,002	55,896,418	$7,523	$220,525	$8,666	$(183,279)	$(2,506)	$43,406

(1)	The number of shares has been retroactively recast after giving effect to the Reverse Recapitalization.

See accompanying notes to condensed consolidated financial statements

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Note 1 - Description of business:

Xanadu Quantum Technologies Limited (the “Company” or “Xanadu”) was incorporated under the Business Corporations Act (Ontario) on October 2, 2025. The Company was formed to facilitate the merger (the “Reverse Recapitalization”) between Xanadu Quantum Technologies Inc. (“Old Xanadu”) and Crane Harbor Acquisition Corp. (“SPAC”), a special purpose acquisition company. Old Xanadu was incorporated under the Canada Business Corporations Act on December 7, 2016, and subsequently continued under the Business Corporations Act (Ontario) on October 29, 2025. The Company is headquartered in Toronto, Ontario.

On March 26, 2026, Xanadu completed its previously announced Reverse Recapitalization pursuant to the merger agreement (the “Agreement”), dated November 3, 2025, with Old Xanadu and SPAC, a Cayman Islands exempted corporation. SPAC was incorporated on January 2, 2025, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar reverse recapitalization with one or more businesses. Upon closing, Xanadu became the parent company of both Old Xanadu and SPAC. SPAC was continued under the Business Corporations Act (Ontario) on March 20, 2026 and was renamed Xanadu Quantum Technologies Former SPAC Inc. on March 27, 2026. The Reverse Recapitalization was accounted for as a reverse recapitalization in accordance with U.S. GAAP.

Following the Reverse Recapitalization, the Xanadu Class B Subordinate Voting Shares began trading on Nasdaq and the TSX under the symbol “XNDU”.

The Company specializes in designing photonic devices and the platforms around them, including the experimentation and development of quantum computers available on the cloud with supporting software, along with quantum simulators and other related products and offerings. The Company’s mission is to build quantum computers that are useful and available to people everywhere.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting and pursuant to the accounting and disclosure rules and regulations of the United States Securities and Exchange Commission (“SEC”), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of September 30, 2026 and the results of operations and cash flows for the periods presented. Certain information or footnote disclosures, normally included in annual financial statements prepared in accordance with U.S. GAAP, have been condensed or omitted pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Operating results for the three and nine months ended September 30, 2026 are not necessarily indicative of results that may be expected for the full year or any other period. Unless otherwise noted, these condensed consolidated financial statements are presented in thousands of United States (U.S.) dollars (except per share amounts), which is also the Company’s functional currency.

The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC and Canadian Securities Administrators (“CSA”) on April 9, 2026.

As discussed in Note 3, ‘Reverse Recapitalization,’ the Reverse Recapitalization was accounted for as a reverse recapitalization. Accordingly, the information presented for the year ended and as of December 31, 2025, and the three and nine months ended September 30, 2025, represents the results and financial position of Old Xanadu.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Basis of Consolidation

The condensed consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition.

All intercompany transactions and balances have been eliminated.

Use of Estimates

Xanadu’s accounting estimates and assumptions may change over time in response to risks and uncertainties. As of the date of issuance of these condensed consolidated financial statements, Xanadu is not aware of any specific event or circumstance that would require Xanadu to update estimates, judgments or revise the carrying value of any assets or liabilities.

Liquidity and Going Concern

The condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has incurred recurring net losses and negative cash flows from operations since inception.

As of September 30, 2026 and December 31, 2025, the Company had an accumulated deficit of $302,561 and $206,303, respectively. For the nine months ended September 30, 2026 and 2025, the Company incurred net losses of $94,851 and $47,643, respectively, and the Company had net cash outflows from operating activities of $51,886 and $43,111, respectively.

As of September 30, 2026 and December 31, 2025, the Company had cash and cash equivalents of $286,473 and $16,164 and net working capital of $284,382 and $31,237, respectively.

On March 26, 2026, Xanadu successfully consummated the Reverse Recapitalization and a concurrent PIPE financing. The Company received gross proceeds from the Reverse Recapitalization of $301,646, which includes $275,000 of PIPE financing and $26,646 of cash from the SPAC’s trust account. Additionally, during the nine months ended September 30, 2026, we received $67,154 in net cash proceeds, through the issuance of 5,467,524 Xanadu Class B Subordinate Voting Shares under the synthetic at-the-market facility (“SATM Facility”) that the Company entered into in May 2026 (see Note 13). As of September 30, 2026, the Company had remaining issuance capacity under the SATM Facility of up to 24,532,476 shares, or up to $232,846.

On August 28, 2026, the Company entered into a definitive agreement with the Government of Canada, under the Strategic Response Fund for C$195 million (the “SRF Loan”) in funding support. Additionally, the Company announced that it will establish an advanced photonics, research, development and manufacturing facility, supported by the SRF Loan. As of September 30, 2026, no borrowings had been made under the SRF Loan. The Company expects to receive these funds over time, as qualifying investments and R&D activities occur. Refer to Note 9 for additional information on this agreement.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected to not opt out of such extended transition period.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Summary of Significant Accounting Policies

(a) Cash and cash equivalents:

Xanadu considers all short term highly liquid investments purchased with original maturities at their acquisition date of three months or less to be cash equivalents. Xanadu maintains its cash and cash equivalents with major financial institutions, which, at times, may exceed federally insured limits. Xanadu did not hold any cash equivalents as of September 30, 2026 and December 31, 2025.

(b) Accounts receivable, net:

Trade receivables are non-interest bearing and represent amounts billed and currently due from customers at the gross invoiced amount as well as unbilled amounts related to unconditional rights for consideration to be received for services performed but not yet invoiced. A receivable is recorded when Xanadu has an unconditional right to receive payment. Xanadu’s accounts receivable includes trade and other types of receivables.

On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance for credit losses. This assessment is based on management’s evaluation of the aging of accounts, historical collection experience and current economic expectations. As of September 30, 2026 and December 31, 2025, Xanadu had not recorded any allowance for credit losses.

(c) Materials and supplies, net:

Materials and supplies are carried at average cost and recorded in materials and supplies in the consolidated balance sheets. Materials and supplies used in R&D efforts are expensed when consumed if an alternative use exists, otherwise they are expensed when incurred.

Materials and supplies are evaluated for excess quantities and obsolescence. This evaluation includes an analysis of Xanadu’s current and future strategic plans, risk of technological obsolescence, and general market conditions.

(d) Property and equipment, net:

Property and equipment are stated at acquisition cost, less accumulated depreciation and impairment. Depreciation on property and equipment is computed on a straight-line basis over the estimated useful lives of the assets at the time of acquisition. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the asset.

The estimated useful lives of Xanadu’s property and equipment are as follows:

Computer systems and servers	3 years
Lab equipment	7 years
Test and computer equipment	7 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of lease term or estimated useful life

Equipment deposits for property and equipment are classified as long-term deposits on the consolidated balance sheets until the underlying assets are delivered, installed, and placed in service, at which time they are reclassified to property and equipment, net.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Repairs and maintenance costs are expensed as incurred. Upon disposition of property and equipment, the cost and related accumulated depreciation are derecognized and any resulting gain or loss is reflected in other income (expense), net within the consolidated statements of operations and comprehensive loss.

(e) Intangible assets, net:

Xanadu’s intangible assets include patents and external software licenses, which are carried at cost less accumulated amortization and impairment. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Xanadu capitalizes costs associated with internal use software incurred during the application development stage. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software and compensation and compensation-related expenses for employees who are directly associated with and allocate time to the internal-use software project. Capitalization of such costs begins when the preliminary project stage is complete and ceases when the project is substantially complete and ready for its intended purpose. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred.

Patents	3 years
Internally developed software	5 years
External software licenses	3 years

(f) Impairment of long-lived assets:

Long-lived assets, including property and equipment and finite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset or asset group to its net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss is recognized to the extent the carrying amount of the asset or asset group exceeds its fair value. Xanadu did not recognize any impairment losses on long-lived assets for the three and nine months ended September 30, 2026 and 2025.

(g) Foreign currency translation and transactions:

Xanadu’s reporting currency is the U.S. dollar and its functional currency is the U.S. dollar. The functional currency of Xanadu’s subsidiary, Old Xanadu, is the Canadian dollar. The results and financial position of the subsidiaries whose functional currency is not the U.S. dollar are translated at exchange rates in effect as of the consolidated balance sheet dates for assets and liabilities and at average exchange rates for revenues and expenses for the respective periods. Translation adjustments are included as a cumulative translation adjustment in accumulated other comprehensive income (loss).

Monetary assets and liabilities that are denominated in a currency other than the functional currency of the entity in which they reside are translated into the respective entity’s functional currency using the exchange rates as of the consolidated balance sheet dates, and revenues and expenses are translated at the exchange rates prevailing when the transactions occurred. Gains and losses resulting from such foreign currency transaction translations are recognized in other income (expense), net in the consolidated statements of operations and comprehensive loss in the period in which they arise. Non-monetary assets and liabilities that are denominated in a currency other than the functional currency of the entity in which they reside are translated into the respective entity’s functional currency at historical exchange rates.

(h) Revenue recognition:

Xanadu derives revenue primarily from: (i) professional services related to research projects, proof of concept development, and quantum education and (ii) compute and other services which includes provision of compute services, such as co-development and execution of quantum algorithms on Xanadu’s quantum computing systems, and provision, on a non-exclusive basis via access to its photonic-based hardware, of quantum-computing-as-a-service (“QCaaS”).

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Revenue is recognized based on the following five step model in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers:

●	Identify the contract,

●	Identify the performance obligations,

●	Determine the transaction price,

●	Allocate the transaction price to the performance obligations, and

●	Recognize revenue when (or as) the entity satisfies a performance obligation.

Xanadu enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Payment terms on invoiced amounts are typically net 30 days or less. Contract durations generally range from six months to several years. A contract’s transaction price is allocated to each distinct performance obligation based on its estimated standalone selling price. Xanadu determines standalone selling price based on the observable price of a product or service when it sells the products or services separately in similar circumstances and to similar customers. Certain products and services have limited or no history of being sold on a standalone basis. In these instances, Xanadu determines standalone selling price by considering its overall pricing objectives and market conditions, including cost plus a reasonable margin. Significant pricing practices considered include Xanadu’s discounting practices, the value of the contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within the contracts.

Revenue is recognized net of taxes, which are remitted to governmental authorities.

Professional services arrangements often include a series of activities with progress billing milestones. Xanadu’s professional services constitute an activity that provides benefits that the customer receives and consumes as the services are performed. The transaction price is generally fixed and stated in the contract with the customer. Professional services revenue is recognized based on hours and/or costs incurred as appropriate. Revenue for partially completed professional service performance obligations deemed probable of being met is recognized using an input measure based on actual labor hours incurred to date relative to total estimated labor hours required to complete the project. For fixed price contracts, revenue is recognized based on the input measure noted above as control is expected to transfer over the period that the project is completed.

Xanadu has determined that its QCaaS, including non-exclusive access to photonic hardware, is a stand-ready performance obligation to provide ongoing access to its cloud-based quantum technology platform service. The transaction price generally consists of a fixed fee for a stated volume of usage to be made available over a defined period of access. Fixed fee arrangements may also include a variable component whereby customers pay additional fees for usage exceeding contractual volume as defined by the contractual agreements. The performance obligation related to the fixed fee is satisfied over time and revenue is recognized on a straight-line basis over the access period. Any additional fees relating to extra usage are recognized in the period they occur.

Xanadu’s compute services represent a performance obligation that is satisfied over-time. Revenue is recognized on a straight-line basis over the contract term.

The timing of revenue recognition, billings and cash collection may result in accounts receivable, contract assets, and deferred revenue on Xanadu’s consolidated balance sheets. A receivable is recorded in the period in which Xanadu provides services when it has an unconditional right to payment. Contract assets represent rights to consideration for services completed and revenue recognized for contracts that have not yet been invoiced to customers, which have been included within accounts receivable on the consolidated balance sheets.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Xanadu records deferred revenue when amounts are invoiced under contract terms or payments are received in advance of revenue recognition from products or services described above. Deferred revenue is recognized as and when the related performance obligations are satisfied.

Xanadu defers commission payments to employees or third parties that are direct and incremental to the acquisition of customer contracts in the period the contract is executed and are recognized into sales and marketing expense over a period consistent with the transfer of goods or services to the customer if that period is greater than one year. No such costs were incurred in the years presented.

(i) Cost of revenue:

Cost of revenue consists of direct expenses related to building specialized quantum hardware and delivering Xanadu’s services. Cost of revenue includes direct manufacturing costs, personnel-related expenses, including stock-based compensation, and overhead costs, including operating lease expenses, allocated to customer-facing functions. Depreciation and amortization of quantum systems and related software are excluded from cost of revenue.

(j) Research and development:

R&D expenses are charged to the consolidated statements of operations and comprehensive loss as incurred. R&D expenses are comprised of costs in performing research and development activities and include personnel-related costs, process development costs, chip fabrication costs, consulting fees, lab materials, software costs, cloud computing costs, and other related costs.

Where tangible assets or software to be used in R&D activities are constructed by Xanadu or acquired, the costs are expensed as incurred unless those assets have an alternative future use. When assets with alternative future use are consumed in R&D activities they are recorded as research and development expenses.

(k) Stock-based compensation:

Xanadu accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Equity-settled stock based payments to employees and others providing similar services are recognized as stock-based compensation expense based on the fair value of the equity instruments at the grant date. Stock-based compensation expense is recognized over the requisite service period on a straight-line basis, with a corresponding increase in additional paid-in capital within shareholders’ equity. Xanadu recognizes forfeitures as they occur.

(l) Leases:

Xanadu enters into operating leases for office and operational purposes. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets. As of September 30, 2026 and December 31, 2025, Xanadu had no finance lease contracts. Xanadu determines the initial classification and measurement of its ROU assets and lease liabilities at the lease commencement date. Operating lease ROU assets and operating lease liabilities are recognized on the consolidated balance sheets based on the present value of minimum lease payments over the lease term.

Xanadu’s leases do not provide an implicit rate, and therefore, the incremental borrowing rate based on the information available on the commencement date is used to determine the present value of lease payments. The lease term includes options to extend or terminate the lease when it is reasonably certain that Xanadu will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Xanadu’s lease agreements include lease and non-lease components, which are accounted for separately in the determination of lease costs. Variable lease and non-lease components are excluded from the lease payments used to measure the ROU assets and lease liabilities and are recognized in the consolidated statements of operations and comprehensive loss in the year in which the obligation for those payments is incurred. Xanadu accounts for a lease modification as a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

(m) Investment tax credits and government assistance:

Refundable investment tax credits pursuant to the Scientific Research and Experimental Development program and other government assistance including grants and wage subsidies related to current expenditures are recorded as other operating (income) expense, net within the consolidated statements of operations and comprehensive loss. Non-refundable investment tax credits are recorded as a reduction in income tax expense. Xanadu accounts for investment tax credits and government grants and subsidies by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosures of Government Assistance. The investment tax credits, and government grants and subsidies, are recognized in income in the period when the related expenditure is recognized as an expense provided there is reasonable assurance that Xanadu has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance or credit. Government grants and assistance related to capitalized expenditures are recognized as a reduction to the carrying amount of the related asset.

(n) Net loss per share:

Basic net loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares (each, as defined below) outstanding during each period. Xanadu’s potentially dilutive securities include outstanding stock options, restricted stock units, Earn-out Shares and warrants. Diluted net loss per share gives effect to all potentially dilutive securities, assuming that such shares were outstanding and dilutive during each period, except when the inclusion of the potentially dilutive securities would have an anti-dilutive effect. Xanadu applies the two-class method when computing net loss per share, as Xanadu has issued shares that meet the definition of participating securities. The two-class method allocates earnings between common shareholders and holders of participating securities.

(o) Fair value measurement:

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In determining fair value, the use of various valuation methodologies, including market, income and cost approaches is permissible. The inputs to these methodologies consider market comparable information, taking into account the principal or most advantageous market in which Xanadu would transact. The fair value hierarchy prioritizes which inputs should be used in measuring fair value and requires the use of observable market data when available. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs, and a financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement:

●	Level 1: Quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement.

●	Level 2: Inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

(p) Concentration of credit risk:

Financial instruments that potentially subject Xanadu to concentration of credit risk principally consist of cash and cash equivalents and accounts receivable. Xanadu’s policy is to place its cash and cash equivalents with major financial institutions to limit the amount of credit exposure. For Xanadu’s accounts receivable and grants receivable, credit risk is dependent upon the financial stability of individual customers or government entities. Xanadu performs ongoing evaluations of its customers’ and grantors’ financial condition and does not have a history of material credit losses. Refer to Note 12 for additional information about Xanadu’s significant customers. Other receivables represent an insignificant part of Xanadu’s financial position.

(q) Derivative and fair value liabilities:

The Company evaluates its financial instruments, including warrants, earn-outs, forward contracts and put options, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815 - “Derivatives and Hedging”.

For standalone and bifurcated embedded derivative financial instruments, the instrument is initially recorded at fair value and remeasured at each reporting date, with changes in fair value reported in the consolidated statements of operations and comprehensive loss. Instruments meeting equity classification requirements are recorded at fair value at issuance and are not subsequently remeasured.

Note 3 - Reverse Recapitalization

As discussed in Note 1, Xanadu entered into the Agreement on November 3, 2025 with SPAC and Old Xanadu. The Reverse Recapitalization closed on March 26, 2026 (the “Closing Date”). At the closing of the transactions contemplated by the Agreement (the “Closing”), Xanadu had three authorized classes of shares, multiple voting shares (“Xanadu Class A Multiple Voting Shares”), subordinate voting shares (“Xanadu Class B Subordinate Voting Shares”) and preferred shares (“Xanadu Preferred Shares”) issuable in series, of which only Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares were issued and outstanding.

Immediately prior to the effective time of the Reverse Recapitalization, the following occurred:

●	Preferred Share Exchange: Each then issued and outstanding preferred share in the capital of Old Xanadu was converted into and exchanged for one voting common share in the capital of Old Xanadu (each, an “Old Xanadu Voting Common Share”).

●	Recapitalization and Share Exchange: Each outstanding Old Xanadu Voting Common Share (including those issued upon the preferred share exchange) was transferred to the Company in exchange for a multiple voting share in the capital of Xanadu (each, a “Xanadu Class A Multiple Voting Share”) based on an exchange ratio of 11.28 (the “Exchange Ratio”). Each outstanding non-voting common share in the capital of Old Xanadu (each, an “Old Xanadu Non-Voting Common Share”) was transferred to the Company in exchange for a subordinate voting share in the capital of Xanadu (each, a “Xanadu Class B Subordinate Voting Share”) based on the same Exchange Ratio.

●	Equity Award Exchange: Each Old Xanadu voting option outstanding (whether vested or unvested) was exchanged for an option to purchase Xanadu Class A Multiple Voting Shares (each, a “Xanadu Class A Multiple Voting Share Option”). Each Old Xanadu non-voting option outstanding (whether vested or unvested) was exchanged for an option to purchase Xanadu Class B Subordinate Voting Shares (each, a “Xanadu Class B Subordinate Voting Share Option”). The number of Xanadu shares subject to each new option was determined by multiplying the number of Old Xanadu common shares subject to the original option by the Exchange Ratio (rounded down to the nearest whole share). The per-share exercise price for the new options was determined by dividing the prior exercise price by the Exchange Ratio. The strike price was converted from Canadian dollars to U.S. dollars to align with the trading of the Xanadu Class B Subordinate Voting Shares on the Nasdaq market.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

●	Warrant Exercise and Exchange: The Old Xanadu SFTrust Warrants and RBC Warrants (each, as defined below) outstanding immediately prior to the closing of the Reverse Recapitalization were exchanged for warrants to purchase Xanadu Class A Multiple Voting Shares (“MVS Warrants”) and Xanadu Class B Subordinate Voting Shares (“SVS Warrants”) based on the Exchange Ratio and a U.S. dollar denominated strike price. The Old Xanadu SFTrust Warrants were exchanged for warrants exercisable for 383,645 Xanadu Class A Multiple Voting Shares at a price of $0.02 per share and 136,329 Xanadu Class A Multiple Voting Shares at a price of $0.15 per share. Subsequently, on March 30, 2026, holders exercised the MVS Warrants on a net basis, resulting in 517,527 of these warrants being exchanged for Xanadu Class A Multiple Voting Shares on a cashless basis. The Old Xanadu RBC Warrants were exchanged for 157,960 warrants to purchase Xanadu Class B Subordinate Voting Shares at a price of $1.15 per share. On July 27, 2026, holders exercised the SVS Warrants on a net basis, resulting in 140,289 of these warrants being exchanged for Xanadu Class B Subordinate Voting Shares.

●	PIPE Financing: Xanadu issued and sold 27.5 million Xanadu Class B Subordinate Voting Shares to investors in the PIPE (“PIPE Investors”) at a price of $10.00 per share for aggregate gross proceeds of $275,000.

●	Sponsor Earn-out Shares: Crane Harbor Sponsor, LLC (the “SPAC Sponsor”) subjected 1,100,000 Xanadu Class B Subordinate Voting Shares to an earn-out arrangement (“Earn-out Shares”), which were classified as a liability recognized at fair value.

Below are the shares outstanding immediately following the Reverse Recapitalization and PIPE investment:

	Shares	% of Voting
Old Xanadu Shareholders	257,684,899	86.5%
PIPE Investors	27,500,000	9.2%
SPAC Public Shareholders	3,211,605	1.0%
SPAC Private Placement Shareholders	2,264,000	0.8%
SPAC Sponsor Shares (1)	7,333,333	2.5%
Total Common Shares by Shareholder	297,993,837	100.0%

Xanadu Class A Multiple Voting Shares	254,709,401	85.5%
Xanadu Class B Subordinate Voting Shares (1)	43,284,436	14.5%
Total Common Shares by Class	297,993,837	100.0%

(1)	Includes 1,100,000 Earn-out Shares subject to forfeiture as of the closing of the Reverse Recapitalization on March 26, 2026. Refer to the section below for additional information.

Shares on a fully-diluted basis immediately following the Reverse Recapitalization and PIPE investment were:

	Shares	% of Voting
Old Xanadu Shareholders	257,684,899	74.5%
Old Xanadu Options	47,360,480	13.7%
Old Xanadu Warrants	677,934	0.2%
PIPE Investors	27,500,000	7.9%
SPAC Public Shareholders	3,211,605	0.9%
SPAC Private Placement Shareholders	2,264,000	0.7%
SPAC Sponsor Shares (1)	7,333,333	2.1%
Total Fully Diluted Shares	346,032,251	100.0%

(1)	Includes 1,100,000 Earn-out Shares subject to forfeiture as of the closing of the Reverse Recapitalization on March 26, 2026. Refer to the section below for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Gross proceeds from the Reverse Recapitalization were $301,646, which included $275,000 of PIPE financing and $26,646 from SPAC’s trust account. The Company incurred $52,157 in total costs related to the Reverse Recapitalization and PIPE financing, of which $37,915 were costs directly related to the issuance of shares, of which $1,264 was allocated to the issuance of the Earn-out Shares, and thus expensed to the consolidated statement of operations and comprehensive loss, and the remaining $36,651 was recorded against share capital. These direct transaction costs consist primarily of legal, accounting, advisory, and other professional fees and were deducted from proceeds of the Reverse Recapitalization and PIPE financing, the net of which is recorded in common shares on the consolidated balance sheet. Total indirect and incremental transaction costs resulting from the Reverse Recapitalization were $15,506 of which $5,465 was expensed to the consolidated statement of operations and comprehensive loss during the three months ended March 31, 2026.

The Reverse Recapitalization was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, SPAC was treated as the ‘acquired’ company and Old Xanadu was treated as the accounting acquirer for financial reporting purposes. Accordingly, the consolidated financial statements represent the continuation of the financial statements of Old Xanadu, with the Reverse Recapitalization being treated as the equivalent of Xanadu issuing shares for the net assets of SPAC, accompanied by a recapitalization. The net assets of SPAC are stated at historical cost, with no goodwill or other intangible assets recorded. Historical retained earnings (accumulated deficit) were carried forward following completion of the Reverse Recapitalization and the shareholders’ equity of Xanadu is presented based on historical equity of Old Xanadu, recast to reflect that Reverse Recapitalization.

Earn-out Shares

Prior to the Reverse Recapitalization, the SPAC Sponsor was the holder of 7,333,333 Class B shares in SPAC (the “SPAC Class B Shares”). Pursuant to the terms of the Plan of Arrangement, the SPAC Class B Shares were exchanged for Xanadu Class B Subordinate Voting Shares. The SPAC Sponsor subjected 1,100,000 Xanadu Class B Subordinate Voting Shares it received in the transactions contemplated by the Reverse Recapitalization, to an earn-out based on the price of the Xanadu Class B Subordinate Voting Shares as follows:

Following the Closing, at any time during the period following the Closing and expiring on the fourth anniversary of the Closing Date (the “Vesting Term”),

(i) 550,000 of the Earn-out Shares shall be forfeited by the SPAC Sponsor for no consideration if the share price of Xanadu Class B Subordinate Voting Shares is not at least $12.50 per Xanadu Class B Subordinate Voting Share for 20 trading days within any 30 consecutive trading day period during the Vesting Term, and

(ii) 550,000 additional Earn-out Shares shall be forfeited by the SPAC Sponsor for no consideration if the share price of Xanadu Class B Subordinate Voting Shares is not at least $15.00 per Xanadu Class B Subordinate Voting Share for 20 trading days within any 30 consecutive trading day period during the Vesting Term provided.

Vesting is not subject to any employment conditions of the holder of the Earn-out Shares. However, in the event of (A) a merger, amalgamation, arrangement, consolidation or other business combination involving Xanadu, (B) a sale of all or substantially all of the assets of Xanadu, or (C) any other transaction or series of related transactions as a result of which the holders of Xanadu Class B Subordinate Voting Shares immediately prior to such transaction cease to own at least a majority of the outstanding Xanadu Class B Subordinate Voting Shares or its successor entity, in any case, during the Vesting Term, then, immediately prior to the consummation of such transaction, any and all Earn-out Shares shall become fully vested and shall no longer be subject to forfeiture under the Agreement and sponsor letter agreement entered into on November 3, 2025 between the SPAC Sponsor, SPAC, Old Xanadu and Xanadu.

At the Closing, the Earn-out Shares had an initial fair value of $9,997. The Company allocated $1,264 of the transaction costs related to the Reverse Recapitalization to the issuance of the Earn-out Shares. These costs were expensed within general and administrative expenses in the consolidated statement of operations and comprehensive loss during the three months ended March 31, 2026.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

As of March 31, 2026, the earn-out liability was carried at a fair value of $7,164. Subsequently, in May 2026, the underlying price thresholds were achieved for both tranches of the Earn-out Shares. Specifically, on May 7, 2026, the first tranche of 550,000 shares vested when the share price of Xanadu Class B Subordinate Voting Shares equaled or exceeded the $12.50 target price for 20 trading days within a 30 consecutive trading day period, and the remaining tranche of 550,000 shares vested on May 13, 2026, when the share price equaled or exceeded the $15.00 price target under the same 20 out of 30 trading day framework during the Vesting Term. Accordingly, all 1,100,000 Earn-out Shares vested and are no longer subject to forfeiture. Upon vesting, the earn-out liability was remeasured to its fair value on the respective vesting dates. The cumulative change in fair value from the date of the closing of the Reverse Recapitalization through the final vesting date resulted in a net loss of $7,764, within the loss on fair value of earn-out share liabilities, net within the consolidated statements of operations and comprehensive loss. Following this final remeasurement, the corresponding liability balance of $17,761 was reclassified to shareholders’ equity on the consolidated balance sheet.

See Note 11 for additional information related to valuation assumptions and fair value measurements related to the Earn-out Shares.

Note 4 - Accounts Receivable, net:

The Company’s accounts receivable is comprised of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Trade receivable	$274	$100
Other receivables	970	86
Grant receivable	—	5,011
Contract assets	2,118	1,499
Sales tax receivable	1,966	963
Deferred transaction costs	—	1,818
Total	$5,328	$9,477

The Company had no allowance for credit losses as of September 30, 2026 and December 31, 2025.

Note 5 - Prepaid expenses and other current assets:

Prepaid expenses and other current assets are comprised of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Prepaid materials and supplies	$6,203	$3,675
Prepaid professional services	159	154
Derivative asset	1,104	—
Other prepaid expenses and current assets	7,991	2,400
Total	$15,457	$6,229

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Note 6 - Accrued expenses and other current liabilities:

Accrued expenses and other current liabilities are comprised of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Accrued salaries and other compensation liabilities	$6,414	$36
Accrued professional services	3,319	1,962
Other accrued expenses and current liabilities	3,031	193
Total	$12,764	$2,191

The majority of other accrued expenses and current liabilities relate to R&D consumables received by the Company but not yet billed by the suppliers.

Note 7 - Property and Equipment, Net:

Property and equipment, net consisted of the following as of September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Computer systems and servers	$1,550	$1,083
Test and computer equipment	20,942	16,988
Lab equipment	10,428	9,604
Furniture and fixtures	281	286
Leasehold improvements	7,107	3,637
Total	$40,308	$31,598
Less: Accumulated depreciation	(16,286)	(13,285)
Property and equipment, net	$24,022	$18,313

For the three months ended September 30, 2026 and 2025, the Company recognized depreciation expense of $1,219 and $1,272, respectively. For the nine months ended September 30, 2026 and 2025, the Company recognized depreciation expense of $3,521 and $3,145, respectively.

As of September 30, 2026, the Company had $9,412 in equipment deposits for property and equipment, which are classified as long-term deposits on the consolidated balance sheets. When the underlying assets are delivered, installed, and placed in service, they will be reclassified to property and equipment, net.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Note 8 - Intangible Assets, Net:

Intangible assets, net consisted of the following as of September 30, 2026 and December 31, 2025:

	As of September 30, 2026
	Cost	Accumulated Amortization	Net Book Value
Patents	$2,639	$(1,696)	$943
Internally developed software	8,203	(4,293)	3,910
External software licenses	264	(156)	108
Total	$11,106	$(6,145)	$4,961

	As of December 31, 2025
	Cost	Accumulated Amortization	Net Book Value
Patents	$2,226	$(1,383)	$843
Internally developed software	7,586	(3,352)	4,234
External software licenses	180	(129)	51
Total	$9,992	$(4,864)	$5,128

For the three months ended September 30, 2026 and 2025, the Company recognized amortization expense of $521 and $435, respectively. For the nine months ended September 30, 2026 and 2025, the Company recognized amortization expense of $1,475 and $1,097, respectively.

Note 9 - Debt:

As of September 30, 2026 and December 31, 2025, the Company’s debt is comprised of the SIF Loan (as defined below) and the FedDev Loan (as defined below) as follows:

	September 30, 2026	December 31, 2025
SIF Loan	$30,628	$27,536
FedDev Loan	2,644	2,462
Total debt	33,272	29,998
Less: current portion	264	—
Total long-term debt	33,008	29,998

SIF Loan

Under the Strategic Innovation Fund Agreement, by and between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Industry, as amended (the “SIF Loan”), SIF is committed to provide the Company contributions up to C$40,000 contingent on the Company incurring defined eligible expenditures. Contributions from SIF shall be used for the development of photonic-based, fault-tolerant quantum computers, including projects involving the adaptation of research findings for commercial applications, development of current products through the implementation of new or incremental technology, and development of process improvements which reduce the environmental footprint of current production. As of September 30, 2026, the Company had received all of the C$40,000 of the program’s funding. As of December 31, 2025, the Company had received C$35,682 in total funding from SIF.

Principal and interest amounts to be repaid under the SIF Loan are determined using a revenue-based formula and are capped at 150% of the principal amount. Repayments are due in up to 20 annual installments, commencing on April 30, 2028. If the total of the 20 revenue-based annual installments is less than the principal amount, any remaining repayment obligation will be forgiven.

The SIF Loan includes certain covenants requiring the Company to support high-skilled jobs in Canada, collaborate with Canadian institutions and small and medium-sized Canadian-based enterprises, and invest in R&D within Canada. Repayments of the SIF Loan can also be triggered upon default on loan covenants in the agreement, termination of the agreement, or upon a change of control that has not been approved by the Government of Canada. Old Xanadu determined the Reverse Recapitalization did not constitute a change in control as defined in the SIF Loan and no approvals were required by the Government of Canada. As of September 30, 2026, the Company was in compliance with all events that would trigger default or termination of the agreement.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

The Company accounts for the SIF Loan as a liability on the Company’s consolidated balance sheets in accordance with ASC 470-10-25, Sales of Future Revenues. The SIF Loan is initially measured at face value and subsequently amortized using the effective interest method, which includes accrued interest expense over the estimated term of the SIF Loan. The amortization schedule is based on projected cash flows derived from the Company’s long-term revenue forecast. Subsequent changes in forecasted cash flows will be accounted for under the retrospective method, which entails a new effective interest rate being computed each period based on the original proceeds received, actual cash flows to date, and the revised estimate of remaining cash flows. The new discount rate is then used to adjust the carrying value of the debt to the present value of the revised cash flows, discounted at the new effective interest rate. The offset is recognized in interest income (expense), net. As the SIF Loan originated through a government program, a market rate of interest is not imputed in accordance with the scope limitations of ASC 835.

As of September 30, 2026 and December 31, 2025, the Company determined a weighted average effective interest rate for the SIF Loan of 4.64% and 4.69%, respectively, based on the most recent revenue projections at each reporting date.

The following table summarizes interest expense for the three and nine months ended September 30, 2026 and 2025 related to the SIF Loan, inclusive of foreign exchange, within interest income (expense), net in the consolidated statements of operations and comprehensive loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Interest Expense	$352	$121	$986	$575

The following table summarizes the changes in the carrying value of the SIF Loan for the nine months ended September 30, 2026:

Balance as of December 31, 2025	$27,536
Contributions received, net of changes due to foreign exchange rates	2,178
Interest expense, net of changes in foreign exchange rates	914
Balance as of September 30, 2026	$30,628

As of September 30, 2026, the Company has classified the SIF Loan as non-current as repayments will not commence within the 12 months following the balance sheet date.

FedDev Loan

Under the Regional Quantum Initiative Contribution Agreement between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Federal Economic Development Agency for Southern Ontario (the “FedDev Loan”), an aggregate principal amount of C$3,750 is made available to the Company based on the Company’s incurrence of eligible expenditures. Proceeds from the FedDev Loan shall be used to advance and commercialize the Company’s quantum products. During the third quarter of 2026, the Company received C$375 in remaining contributions, resulting in all of the C$3,750 FedDev Loan funds being received as of September 30, 2026. As of December 31, 2025, the Company had received C$3,375 in gross proceeds from the FedDev Loan.

The FedDev Loan is repayable in 60 monthly installments commencing on April 1, 2027. As the FedDev Loan originated through a government program with regulated interest, a market rate of interest is not imputed in accordance with the scope exclusions of ASC 835.

The FedDev Loan includes certain events of default, including if the Company fails to meet the objectives or milestones outlined in the agreement. Repayment of the FedDev Loan can also be triggered upon default of the agreement. As of September 30, 2026, the Company is not aware of any events that would trigger default of the agreement.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

The following table summarizes the changes in the carrying value of the FedDev Loan for the nine months ended September 30, 2026:

Balance as of December 31, 2025	$2,462
Contributions received, net of changes due to foreign exchange rates	182
Balance as of September 30, 2026	$2,644

As of September 30, 2026, the Company has classified $264 of the outstanding balance to the current portion of long-term debt to reflect maturities coming due within the next 12 months. The remaining balance of the FedDev Loan continues to be classified as long-term, as those principal repayments will not commence within the 12 months following the balance sheet date.

SRF Loan

On August 28, 2026, the Company entered into a definitive agreement with His Majesty the King in Right of Canada as represented by the Minister of Industry for C$195,000 in funding support through the SRF Loan. The SRF Loan is contingent on the Company incurring defined eligible expenditures.

Principal and interest amounts to be repaid under the SRF Loan are determined using a revenue-based formula and are capped at 150% of the principal amount. Repayments are due in up to 20 annual installments, commencing on April 30, 2034. If the total of the 20 revenue-based annual installments is less than the principal amount, any remaining repayment obligation will be forgiven.

The SRF Loan includes certain covenants requiring the Company to create and maintain high-skilled jobs in Canada, collaborate with Canadian research institutions and small and medium-sized Canadian-based enterprises, and invest in R&D and capital expenditures within Canada. Repayments of the SRF Loan may also be triggered upon default on loan covenants in the agreement, termination of the agreement, or upon a change of control that has not been approved by the Government of Canada.

As of September 30, 2026, no borrowings had been made under the SRF Loan and, accordingly, no debt was recognized on the consolidated balance sheet.

Note 10 - Warrant Liabilities:

The carrying value of the warrant liabilities as of September 30, 2026 and December 31, 2025 are as follows:

	September 30, 2026	December 31, 2025
MVS Warrants (previously SFTrust Warrants)	$—	$915
SVS Warrants (previously RBC Warrants)	—	959
Total warrant liabilities	$—	$1,874

The fair value of the Company’s warrant liabilities is estimated using a Black-Scholes option pricing model. Inherent in a Black-Scholes option pricing model are assumptions related to the fair value of the underlying common shares, expected stock-price volatility, expected term, risk-free interest rate and dividend yield.

Remeasurement and Reclassification to Equity

Upon the Closing, the Company re-evaluated both the MVS and SVS warrants under ASC 815-40, Contracts in Entity’s Own Equity. Management determined that following the exchange modifications, both instruments met the criteria for equity classification as they are now considered indexed to the Company’s own shares and as such were reclassified from liability to equity on the date of the Reverse Recapitalization.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Accordingly, on the March 26, 2026 reclassification date, the outstanding warrant liabilities were remeasured to their fair values using the Black-Scholes option pricing model, resulting in a net loss of $895 recorded within other operating (income) expense, net. Following this final remeasurement, the cumulative warrant liability balance of $2,769 was reclassified to additional paid-in capital on the condensed consolidated balance sheet.

Refer to the MVS and SVS warrant exchange and reclassification equity sections below for additional information by warrant.

MVS Warrants (previously SFTrust Warrants)

Background

In 2018, 34,000 warrants were issued to Silicon Valley Bank (“2018 SFTrust Warrants”). The 2018 SFTrust Warrants were issued with an exercise price of C$0.29 per share and a ten-year term from their original issuance. The fair value of the 2018 SFTrust Warrants on their respective grant dates were recognized within additional paid-in capital with an offset to debt issuance costs.

In connection with the 2021 amendment, Silicon Valley Bank was issued warrants to purchase 24,164 voting common shares of Old Xanadu representing 0.1% of the fully diluted shares, post Series B financing in 2021, per the terms of the Silicon Valley Bank loan agreement, on the same terms and conditions as established for other common shareholders (“2021 SFTrust Warrants”, and together with the 2018 SFTrust Warrants, “SFTrust Warrants”). Half of the 2021 SFTrust Warrants vested immediately upon entering into the amendment with the other half vesting upon the draw of the Silicon Valley Bank term loan (the “SVB Term Loan”) exceeding $5,000. Upon issuance, all 12,082 vested SFTrust Warrants had an exercise price of $1.69 per share and a 12-year term from their original issuance. 12,082 of the SFTrust Warrants have expired because Old Xanadu did not draw more than $5,000 of the SVB Term Loan prior to its full repayment and extinguishment on April 30, 2023.

Warrant Exchange and Reclassification to Equity

As of December 31, 2025 and immediately prior to the Reverse Recapitalization on March 26, 2026, there were 46,082 SFTrust Warrants issued and outstanding classified as liabilities on the consolidated balance sheets. Immediately prior to the Reverse Recapitalization, these SFTrust Warrants were exchanged for 519,974 warrants to purchase Xanadu Class A Multiple Voting Shares based on the Exchange Ratio established in the Reverse Recapitalization and a U.S. dollar denominated strike price. Upon exchange, Xanadu issued MVS Warrants exercisable for 383,645 Xanadu Class A Multiple Voting Shares at a price of $0.02 per share and MVS Warrants exercisable for 136,329 Xanadu Class A Multiple Voting Shares at a price of $0.15 per share.

Following the exchange, the MVS Warrants now qualified for equity classification under ASC 815-40 and the MVS Warrant liability balance was remeasured to its fair value and then subsequently reclassified to additional paid-in capital on the condensed consolidated balance sheet.

Warrant Exercise

On March 30, 2026, following the reclassification to equity, the holder of the 519,974 outstanding MVS Warrants elected to settle the instruments through a cashless net exercise feature. Pursuant to the terms of the warrant agreement, the holder surrendered 2,447 MVS Warrants to cover the aggregate exercise price, resulting in the issuance of 517,527 Xanadu Class A Multiple Voting Shares. In connection with this exercise, $1,397 was reclassified from additional paid-in capital to share capital.

As of September 30, 2026, all MVS Warrants were exercised. As of December 31, 2025, the MVS Warrants had a fair value of $915, which was included as a current liability on the consolidated balance sheets.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

SVS Warrants (previously RBC Warrants)

Background

On May 23, 2023, the Company signed a credit agreement with the Royal Bank of Canada (“RBC”) for a maximum principal amount of $25,000 (the “RBC Term Loan”). In connection with the RBC Term Loan, RBC was issued warrants to purchase 13,999 non-voting common shares of the Company on the same terms and conditions as established for other common shareholders (the “RBC Warrants”). The RBC Warrants were issued with an exercise price of $12.94 per share and a 12-year term from their original issuance.

Warrant Exchange and Reclassification to Equity

As of December 31, 2025 and immediately prior to the Reverse Recapitalization on March 26, 2026, there were 13,999 RBC Warrants issued and outstanding. Upon the Closing, these RBC Warrants were exchanged for 157,960 SVS Warrants to purchase Xanadu Class B Subordinate Voting Shares based on the Exchange Ratio established in the Reverse Recapitalization and a U.S. dollar denominated strike price of $1.15 per share.

Following the exchange, the SVS Warrants qualified for equity classification under ASC 815-40 and the SVS warrant liability balance was remeasured to its fair value and then subsequently reclassified to additional paid-in capital on the condensed consolidated balance sheet.

Warrant Exercise

On July 27, 2026, RBC, the holder of the 157,960 outstanding SVS Warrants, elected to settle the instruments through a net cashless exercise feature. Pursuant to the terms of the warrant agreement, the holder surrendered 17,671 SVS Warrants to cover the aggregate exercise price of $1.15 per share, resulting in the issuance of 140,289 Xanadu Class B Subordinate Voting Shares. In connection with this exercise, $1,441 was reclassified from additional paid-in capital to share capital.

As of September 30, 2026, all SVS Warrants were exercised. As of December 31, 2025, the SVS Warrants had a fair value of $959, which was included as a current liability on the consolidated balance sheets.

Note 11 - Fair Value Measurement:

The carrying amounts and estimated fair values of the following assets and liabilities and where they are classified within the fair value hierarchy as of September 30, 2026 and December 31, 2025 are as follows:

	September 30, 2026		December 31, 2025
	Fair value	Carrying amount	Fair value	Carrying amount
Warrant liabilities – Level 3	$—	$—	$1,874	$1,874
SIF Loan – Level 3	25,637	30,628	23,609	27,536
FedDev Loan – Level 2	2,644	2,644	2,462	2,462
Derivative asset - Level 3 (1)	1,104	1,104	—	—

(1)	Refer to Note 13 for information related to this derivative asset.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

The following summarizes the change in fair value of the Company’s warrant liability, Earn-out Share liabilities, and derivative asset for the nine months ended September 30, 2026:

	Warrant Liability	Earn-out Share Liability	Derivative Asset (1)
Fair value as of December 31, 2025	$1,874	$—	$—
Establishment of assets and liabilities	—	9,997	1,350
Change in estimated fair value, net of changes in foreign exchange rates (2)	895	7,764	(246)
Reclassification of liability to equity	(2,769)	(17,761)	—
Fair value as of September 30, 2026	$—	$—	$1,104

(1)	In addition to the above, during the nine months ended September 30, 2026, the Company recorded a loss of $1,661 on forward contracts related to the SATM Facility. The Company did not enter into any derivative transactions during the third quarter of 2026 and there were no forward contracts outstanding as of September 30, 2026.

(2)	Changes in fair value of warrant liabilities have been recognized within other operating (income) expense, net on the consolidated statement of operations and comprehensive loss. Changes in derivative assets and earn-out liabilities have been recognized in loss on derivative instruments, net and loss on fair value of earn-out share liabilities, net respectively in the consolidated statements of operations and comprehensive loss.

The fair values of the Company’s long-term debt, including the SIF Loan and FedDev Loan, are estimated based on discounting future cash flows at currently available interest rates with comparable terms. The fair value measurement of the SIF Loan is considered a Level 3 valuation as it is based on a significant unobservable input related to the projected timing and amount of future revenues which determine expected future repayments.

Valuation of the Earn-out Share Liability

In accordance with ASC 815, unvested Earn-out Shares are classified as a liability if they do not meet the criteria to be considered indexed to the Company’s common shares. In May 2026, the Earn-out Shares became fully vested and were no longer subject to forfeiture. Tranche 1 (550,000 shares) and Tranche 2 (550,000 shares) achieved their target price milestones and therefore became fully vested on May 7, 2026, and May 13, 2026, respectively. Consequently, the Earn-out Shares were remeasured to their fair value on these dates, and the final fair value adjustment was recognized in loss on the fair value of earn-out liabilities, net on the consolidated statement of operations and comprehensive loss. Following this final remeasurement, in May 2026, the corresponding liability balance was reclassified to share capital within shareholders’ equity on the consolidated balance sheet. Consequently, no earn-out liability remains on the consolidated balance sheet as of September 30, 2026.

The Company utilized a Monte Carlo simulation model to determine the fair value of the earn-out share liabilities at closing of the Reverse Recapitalization, at each subsequent reporting period, and immediately prior to vesting.

The following table summarizes the significant inputs:

	At Closing (March 26, 2026)	Tranche 1 Vesting (May 7, 2026)	Tranche 2 Vesting (May 13, 2026)
Shares subject to fair value	1,100,000	550,000	550,000
Share price (1)	$10.00	$12.50	$15.00
Expected volatility	80%	80%	80%
Risk-free interest rate	4.00%	3.95%	4.01%
Remaining term (in years)	4.00	3.89	3.87
Fair value	$9,997	$9,562	$8,199

(1)	Share price for May 7, 2026 and May 13, 2026 reflects the forfeiture hurdle share price achieved for 20 out of 30 consecutive trading days.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Note 12 - Revenue Recognition:

Disaggregation of revenue

The Company’s revenue disaggregated by revenue source is as follows for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Professional services	$1,294	$929	$5,637	$2,344
Compute and other services	11	58	11	398
Total revenue	$1,305	$987	$5,648	$2,742

The following summarizes the Company’s revenue by geography for the three and nine months ended September 30, 2026 and 2025, based on customer location:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Canada	$110	$124	$183	$815
United States	1,101	826	4,974	1,680
Rest of world (1)	94	37	491	247
Total revenue	$1,305	$987	$5,648	$2,742

(1)	Rest of world includes countries where revenue from a single country is not greater than 10% of the Company’s total consolidated revenue for the three and nine months ended September 30, 2026 and 2025, respectively.

Contract balances

The Company had contract assets totaling $2,118 and $1,499 as of September 30, 2026 and December 31, 2025, respectively, which are included within accounts receivable in the consolidated balance sheets.

The Company had deferred revenue (or contract liabilities) totaling $343 and $544 as of September 30, 2026 and December 31, 2025, respectively, all of which was current.

During the nine months ended September 30, 2026 and 2025, the Company recognized $517 and $309, respectively, of revenue which was included in deferred revenue at the beginning of the respective periods.

Transaction price allocated to remaining performance obligations

As of September 30, 2026, approximately $888 of revenue is expected to be recognized from remaining performance obligations on existing contracts, all of which is expected to be recognized in the next 12 months.

Significant customers

The following summarizes the percentage of revenue from significant customers which accounted for 10% or more of total revenue for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Customer 1	81%	67%	70%	36%
Customer 2	—%	12%	—%	25%
Customer 3	—%	10%	—%	—%
Customer 4	—%	—%	10%	12%

As of September 30, 2026, none of the outstanding customers had a receivables balance that exceeded 10% of the total trade and other receivables balance.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Note 13 - Shareholders’ Equity:

Common shares

Authorized Capital

As of September 30, 2026, the Company had two classes of common shares - Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares. Our authorized share capital consists of an unlimited number of Class A Multiple Voting Shares and an unlimited number of Xanadu Class B Subordinate Voting Shares, each without a par value.

Voting Rights

Holders of Xanadu Class A Multiple Voting Shares are entitled to ten votes per share and holders of Xanadu Class B Subordinate Voting Shares are entitled to one vote per share on all matters upon which shareholders are entitled to vote.

Conversion Rights

Each Xanadu Class A Multiple Voting Share is convertible at any time, at the option of the holder, into one Xanadu Class B Subordinate Voting Share. Additionally, Xanadu Class A Multiple Voting Shares will automatically convert into Xanadu Class B Subordinate Voting Shares upon any transfer (as defined in the articles of incorporation), subject to certain limited exceptions for permitted holders as outlined in the Company’s articles of incorporation (as amended).

During the nine months ended September 30, 2026, following the expiration of contractual lock-up restrictions in connection with the Reverse Recapitalization, certain holders of Xanadu Class A Multiple Voting Shares converted 139,768,630 Class A Multiple Voting Shares into 139,768,630 Xanadu Class B Subordinate Voting Shares on a one-for-one basis as permitted under the Company’s articles of incorporation. Refer to the changes in issued and outstanding common shares and share capital by class table below for the shares converted from Xanadu Class A Multiple Voting Shares to Xanadu Class B Subordinate Voting Shares.

Dividend and Liquidation Rights

The Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares rank pari passu with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution, or winding up of the Company. No dividend may be declared or paid on the Xanadu Class A Multiple Voting Shares unless a dividend of the same amount and type is simultaneously declared or paid on the Xanadu Class B Subordinate Voting Shares.

The following table summarizes the number and amount of each class of common shares issued and outstanding as of September 30, 2026 and December 31, 2025:

	September 30, 2026
	Issued and Outstanding	Amount
Class A Multiple Voting shares	115,458,298	$99,747
Class B Subordinate Voting shares	195,786,645	475,779
Total Common Shares	311,244,943	$575,526

	December 31, 2025 As Adjusted (1)
	Issued and Outstanding	Amount
Old Xanadu Convertible Preferred Shares	199,930,069	$213,002
Old Xanadu Voting and Non-Voting Common Shares	55,964,876	7,585
Total Old Xanadu Preferred and Common Shares	255,894,945	$220,587

(1)	Shares have been recast to reflect the Exchange Ratio.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

The following table summarizes the changes in issued and outstanding common shares and share capital by class for the nine months ended September 30, 2026:

	Old Xanadu Convertible Preferred Shares		Old Xanadu Common Shares		Class A Multiple Voting Shares		Class B Subordinate Voting Shares		Total Shares and Share Capital
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Balance as of December 31, 2025 as adjusted (1)	199,930,069	$213,002	55,964,876	$7,585	—	$—	—	$—	255,894,945	$220,587
Issuance of common shares upon exercise of stock options, net of tax	—	—	—	—	—	—	8,596,509	5,871	8,596,509	5,871
Vesting of restricted stock units, net of tax	—	—	—	—	—	—	219,237	3,200	219,237	3,200
Issuance of common shares upon exchange of Old Xanadu’s preferred and common shares	(199,930,069)	(213,002)	(55,964,876)	(7,585)	254,709,401	220,098	1,185,544	489	—	—
Reverse Recapitalization and PIPE transaction, net of transaction costs	—	—	—	—	—	—	40,308,912	265,006	40,308,912	265,006
Earn-out share liability at Closing of Reverse Recapitalization	—	—	—	—	—	—	—	(9,997)	—	(9,997)
Conversion of Earn-out Share liability to equity	—	—	—	—	—	—	—	17,761	—	17,761
Issuance of common shares in connection with synthetic at-the-market facility, net of issuance costs	—	—	—	—	—	—	5,467,524	68,815	5,467,524	68,815
Issuance of common shares for advisor fees related to the Reverse Recapitalization	—	—	—	—	—	—	100,000	1,445	100,000	1,445
Warrant exercise	—	—	—	—	517,527	1,397	140,289	1,441	657,816	2,838
Class A Multiple Voting Shares converted to Class B Subordinate Voting Shares	—	—	—	—	(139,768,630)	(121,748)	139,768,630	121,748	—	—
Balance as of September 30, 2026	—	$—	—	$—	115,458,298	$99,747	195,786,645	$475,779	311,244,943	$575,526

(1)	Refer to note in the table above for information related to the prior period recast.

Preferred Shares

We have an unlimited amount of authorized Xanadu Preferred Shares, with no par value. As of September 30, 2026 and December 31, 2025 there were no Xanadu Preferred Shares issued and outstanding.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

SATM Facility

On May 20, 2026, the Company entered into a synthetic at-the-market equity facility with YA II PN, LTD. (“YA”), a Cayman Islands exempt limited company, through its investment manager, Yorkville Advisors Global, LP (“Yorkville Investor”), pursuant to a standby equity purchase agreement (the “Yorkville Agreement”), pursuant to which the Yorkville Investor has committed to purchase up to 30 million Xanadu Class B Subordinate Voting Shares with an aggregate value of up to $300 million over 36 months in private placements over a term of three years, subject to certain limitations and conditions in the Yorkville Agreement. The Company maintains sole discretion over the timing and amount of any share issuances and retains the right to terminate the SATM Facility at any time. There is no mandatory minimum amount for any advance and no non-usage fee for not utilizing the full commitment amount or any part thereof. Additionally, upon the mutual consent of both the Company and the Yorkville Investor, the Yorkville Investor may provide up to $100 million in capital through the issuance of promissory notes to the Company.

The Company evaluated the SATM Facility that includes the right to require the Yorkville Investor to purchase Xanadu Class B Subordinate Voting Shares in the future (“put option”) in accordance with ASC 815, Derivatives and Hedging, and specifically ASC 815-40, Contracts on an Entity’s Own Equity. The Company determined that the SATM Facility does not meet the derivative scope exception and therefore, is accounted for as a derivative. Specifically, the SATM Facility contains provisions that cause the settlement amounts that are not considered to be indexed to the Company’s own shares. Since the SATM Facility meets the definition of a derivative under ASC 815, the Company recorded an initial derivative asset of $1,350 in May 2026 related to a put option of the SATM Facility, within prepaid expenses and other current assets on the condensed consolidated balance sheets. Upon settlement of share issuances under the SATM Facility, the derivative asset is drawn down on a proportionate basis of the share issuance as a loss on derivative instruments, net in the consolidated statements of operations and comprehensive loss. As of September 30, 2026, the derivative asset had a balance of $1,104. Additionally, each time a put option is exercised, the Company recognizes a forward contract representing the Company’s obligation and right to exchange Xanadu Class B Subordinate Voting Shares for cash consideration. The forward contracts are measured at fair value each time the put option is exercised, and subsequently remeasured to fair value at each reporting date and upon settlement, with the change in fair value recognized on the consolidated statements of operations and comprehensive loss in loss on derivative instruments. The fair value is measured as the difference between the cash proceeds receivable from the forward contract and the market price of the shares on the measurement date. For the three months ended September 30, 2026, the Company did not enter into any derivative transactions or incur any derivative losses. For the nine months ended September 30, 2026, the Company recorded a net loss of $1,907 related to the put option and forward contracts under the SATM Facility, of which $1,661 relates to the forward contracts. As of September 30, 2026, there were no forward contracts under the SATM Facility that were outstanding.

During the nine months ended September 30, 2026, the Company received $67,154 from the Yorkville Investor in net cash proceeds, through the issuance of 5,467,524 Xanadu Class B Subordinate Voting Shares under the SATM Facility. As of September 30, 2026, the Company had remaining share issuance capacity under the SATM Facility of up to 24,532,476 shares, or up to $232,846.

Warrants to Purchase Common Shares

In connection with the Closing on March 26, 2026, the SFTrust Warrants were exchanged for warrants to purchase Xanadu Class A Multiple Voting Shares and the RBC Warrants were exchanged for warrants to purchase Xanadu Class B Subordinate Voting Shares.

The SFTrust Warrants were exchanged for 519,974 warrants to purchase Xanadu Class A Multiple Voting Shares and the RBC Warrants were exchanged for 157,960 warrants to purchase Xanadu Class B Subordinate Voting Shares, resulting in a total of 677,934 warrants exchanged in the transaction.

Note 14 - Stock-based Compensation:

Old Xanadu Long Term Incentive Plan

Upon the Closing of the Reverse Recapitalization, each outstanding option to purchase Old Xanadu Voting Common Shares, under the Company’s 2017 Equity Incentive Plan (the “2017 Plan”) and the 2018 Equity Incentive Plan (the “2018 Plan”), was exchanged for a Xanadu Class A Multiple Voting Share Option, and each option to purchase Old Xanadu Non-Voting Common Shares was exchanged for a Xanadu Class B Subordinate Voting Share Option.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

The number of Xanadu shares subject to each assumed option was determined by multiplying the number of Old Xanadu common shares subject to the original option by the Exchange Ratio (rounded down to the nearest whole share). The per-share exercise price was determined by dividing the prior exercise price by the Exchange Ratio and rounded pursuant to the Plan of Arrangement. All other terms and conditions, including vesting schedules and expiration terms, remain unchanged. As of the Closing, the strike price was converted from Canadian dollars to U.S. dollars to align with the trading of the Xanadu Class B Subordinate Voting Shares on Nasdaq.

The Board of Directors of Old Xanadu authorized the grant of restricted shares and stock options for up to 1,393,773 non-voting common shares under the Company’s 2017 Plan and 5,749,323 non-voting common shares under the 2018 Plan. After giving effect to the Exchange Ratio, these authorizations represent 15,726,911 and 64,873,614 adjusted shares, respectively.

The options granted to date under the 2017 Plan and 2018 Plan have a service condition with the following vesting terms: (a) 25% of the options granted vest on a date that is one year after the date the service period begins and (b) the remaining unvested options vest in equal monthly installments for an additional 36 months.

Options generally expire 10 years from the original grant date or 90 days from an employee’s termination date.

With the Closing of the Reverse Recapitalization on March 26, 2026, no new equity awards will be granted under the 2017 Plan and the 2018 Plan. In connection with the Reverse Recapitalization, new grants are issued under the Omnibus Long Term Incentive Plan described below.

Omnibus Long Term Incentive Plan

The Company’s Board of Directors adopted the Xanadu Omnibus Long Term Incentive Plan (the “Omnibus Plan”) in connection with the Closing of the Reverse Recapitalization. The Omnibus Plan reserves an amount of Xanadu shares for grant equal to 15% of the Xanadu shares issued and outstanding from time to time. The Company’s equity awards corresponding to Old Xanadu equity awards do not reduce the number of shares available for issuance under the Omnibus Plan. The Omnibus Plan permits the grant of several award types, including:

●	Stock Options (Incentive Stock Options and Non-Qualified Stock Options).

●	Share Appreciation Rights (SARs),

●	Restricted Share Units (RSUs) and Performance Share Units (PSUs) and;

●	Deferred Share Units (DSUs).

Under the Company’s Omnibus Plan, shares may be withheld upon exercise of stock options and/or the vesting of RSUs to satisfy statutory tax withholding obligations, resulting in net shares issued to the employee.

Refer to the Restricted Share Units table below for awards granted under the Omnibus Plan for the three and nine months ended September 30, 2026.

Stock Options

The following is a summary of the Company’s stock options activity (as adjusted for the Exchange Ratio established in the Reverse Recapitalization) during the nine months ended September 30, 2026:

	Number of Options	Weighted average exercise price (USD)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (USD)
Balance as of December 31, 2025	49,486,556	$1.19	6.65	$290,074
Granted	—	—
Exercised	(8,726,827)	0.54
Expired and forfeited	(665,405)	1.37
Balance as of September 30, 2026	40,094,324	$1.36	6.66	$118,191
Exercisable as of September 30, 2026	27,340,787	$0.82	5.82	$90,683
Unvested as of September 30, 2026	12,753,537	$2.42	8.37	$27,508

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

As of September 30, 2026 there were 1,820,109 options to purchase Xanadu Class A Multiple Voting Shares and 38,274,215 options to purchase Xanadu Class B Subordinate Voting Shares issued and outstanding. There were no options granted during the three and nine months ended September 30, 2026 and 2025.

For the nine months ended September 30, 2026 and 2025, the total intrinsic value of stock options exercised was $53,181 and C$423, respectively.

Restricted Share Units (“RSUs”)

The following is a summary of the Company’s RSU activity during the nine months ended September 30, 2026:

	Number of RSUs	Weighted Average Grant Date Fair Value (USD)
Balance as of December 31, 2025	—	$—
Granted	3,360,912	13.66
Vested	(241,171)	14.01
Expired and forfeited	(21,455)	13.31
Outstanding unvested balance as of September 30, 2026	3,098,286	$13.64

Stock-based Compensation Expense

The following table summarizes the stock-based compensation expense related to stock options and RSUs classified in the consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Cost of revenue	$30	$7	$71	$25
Research and development	2,668	778	6,256	2,098
General and administrative	2,783	146	5,178	431
Sales and marketing	49	19	111	55
Total stock-based compensation expense	$5,530	$950	$11,616	$2,609

Stock-based compensation capitalized to intangible assets for the three months ended September 30, 2026 and 2025 was $109 and $49, respectively. Stock-based compensation capitalized to intangible assets for the nine months ended September 30, 2026 and 2025 was $220 and $150, respectively.

As of September 30, 2026, total unrecognized stock-based compensation cost related to unvested stock options and RSUs was $50,059. This amount will be recognized over a weighted-average period of approximately 2.5 years.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Note 15 - Leases:

Xanadu enters into operating leases for its office and operational purposes. As of September 30, 2026 and December 31, 2025, Xanadu’s leases had a weighted average remaining lease term of 13 years and eight years, respectively.

Xanadu’s leases are subject to annual operating costs that may change from time to time during the lease term. These costs are accounted for as variable lease payments and are recognized in the consolidated statements of operations and comprehensive loss in the year in which the obligation for these payments is incurred. These annual operating costs are a non-lease component, which are accounted for separately in the determination of lease costs.

The following table presents the components of lease costs:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Components of lease costs:
Operating lease cost	868	283	1,515	846
Variable lease cost (not included in the measurement of lease liabilities)	251	278	799	723
Total lease costs	$1,119	$561	$2,314	$1,569
Total additions to operating right-of-use assets	$801	$—	$19,920	$—

The weighted average discount rate used to measure Xanadu’s operating lease liabilities was 5.9% and 3.6% as of September 30, 2026 and December 31, 2025, respectively.

Xanadu’s future minimum operating lease payments as of September 30, 2026 are as follows:

Remainder of 2026	$383
2027	2,451
2028	3,468
2029	3,396
2030 and Thereafter	31,861
Total future minimum lease payments	41,559
Less: imputed interest	(14,042)
Total operating lease liabilities	27,517
Less: current portion of operating lease liabilities	(1,482)
Long-term portion of operating lease liabilities	$26,035

2026 Commenced Operating Leases

On May 28, 2026, the Company entered into a new operating lease in Toronto, Ontario for 158,000 square feet to support the manufacturing, packaging, and assembly of quantum computing components. The lease commencement date was determined to be June 17, 2026. The Company recorded an ROU asset of $19,119 and a corresponding long-term lease liability on the consolidated balance sheets, with a lease term of approximately 16 years.

Additionally, in May 2026, the Company entered into a new three-year lease for office space in Toronto. The lease commencement date was determined to be July 1, 2026. The Company recorded an ROU asset of $801 and a corresponding lease liability on the consolidated balance sheets at the lease commencement date.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Note 16 - Commitments and Contingencies:

Lease Obligations

Refer to Note 15 for information on Xanadu’s lease obligations as of September 30, 2026.

Litigation

From time to time, the Company may become a party to various legal proceedings in the ordinary course of business. Management believes that there are currently no claims or actions pending against the Company, the ultimate disposition of which could have a material adverse effect on the Company’s results of operations, financial condition, or cash flows, including third party infringement claims, labor and employment claims and threatened claims, tax and other matters.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for certain losses suffered or incurred by the indemnified party. It is not possible to reasonably estimate the overall maximum amount of these indemnification obligations. Historically, the Company has not been required to make payments under these obligations and, therefore, no liabilities have been recorded for these obligations in the Company’s consolidated balance sheets.

As of September 30, 2026 and December 31, 2025, the Company was not subject to any material litigation or material pending litigation claims.

Note 17 - Net Loss Per Share:

The following table presents the computation of basic and diluted net loss per share attributable to common shareholders for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025 (1)	2026	2025 (1)
Numerator:
Net loss attributable to common shareholders, basic and diluted	$(32,196)	$(20,298)	$(94,851)	$(47,643)
Denominator:
Weighted average common shares outstanding	304,940,693	55,822,815	226,468,688	55,753,996
Net loss per share attributable to common shareholders, basic and diluted	$(0.11)	$(0.36)	$(0.42)	$(0.85)

(1)	Net loss per share has been recast to reflect the exchange of the Company’s convertible preferred shares and common shares and the equivalent number of shares reflecting the Exchange Ratio established in the Reverse Recapitalization. Refer to Note 3 for additional information.

The Company has two classes of common shares, Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares. These shares rank pari passu with respect to participation rights to dividends, liquidation preferences, and therefore, the calculation of net loss per share as described above is identical to the calculation under the two-class method.

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive.

Potentially dilutive securities (upon conversion) that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of September 30,
	2026	2025 (1)
Stock options issued and outstanding	40,094,324	43,968,141
Unvested restricted stock units	3,098,286	—
Warrants as exercisable to common shares	—	677,934
Preferred shares as convertible to common shares	—	199,930,069
Total	43,192,610	244,576,144

(1)	Shares have been recast to reflect the Exchange Ratio established in the Reverse Recapitalization. Refer to Note 3 for additional information.

XANADU QUANTUM TECHNOLOGIES LIMITED

Notes to the Condensed Consolidated Financial Statements

(In thousands, except for share and per share amounts, ratios or as otherwise noted)

Note 18 - Segment Information:

Operating segments are defined as components of an enterprise for which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.

The Company’s CODM is its Chief Executive Officer. The CODM has determined that the Company operates in a single operating and reportable segment and manages segment performance and resource allocation based upon consolidated net loss. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Significant expenses reviewed by the CODM include those that are presented in the consolidated statement of operations and comprehensive loss. The CODM evaluates actual results compared to forecasted results for consolidated net loss, including significant expenses, when making decisions about allocating resources.

Substantially all of the Company’s long-lived assets are located in Canada. Refer to Note 12 for additional information about the Company’s revenue by geography.

The following table sets forth the Company’s segment information of revenue, significant expenses and net loss:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	$1,305	$987	$5,648	$2,742
Less:
Operating expenses excluding salaries and share-based compensation:
Cost of revenue (exclusive of depreciation and amortization below)	4	11	133	40
Research and development	11,164	7,580	26,942	16,142
General and administrative	4,808	3,086	19,772	5,163
Sales and marketing	501	97	2,011	328
Salaries and share-based compensation expense	19,227	8,844	46,915	25,771
Depreciation and amortization	1,740	1,707	4,996	4,242
Interest (income) expense, net	(2,272)	(334)	(4,401)	(1,228)
Other segment items(1)	(1,671)	294	4,131	(73)
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)

(1)	Other segment items include other operating (income) expense, net, loss on fair value of earn out share liabilities, net, loss on derivative instruments, net and other (income) expense, net which are reflected in the consolidated statements of operations and comprehensive loss.

Note 19 - Subsequent Events:

On October 19, 2026, the Company announced that it received provisional approval for project funding worth up to $10 million under the U.S. Defense Advanced Research Projects Agency (“DARPA”) Quantum Benchmarking Initiative (QBI). This one-year contract extension builds on the Company’s work in Stage B of the QBI program, which evaluates leading quantum computing architectures to determine which approaches can deliver utility-scale performance within realistic budgets and real-world timeline.

Xanadu Quantum Technologies Limited

Quarterly Report

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2026 and 2025

November 11, 2026

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise indicates, as used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”), the terms “we,” “us,” “our,” “Xanadu,” the “Company” and similar terms refer to Xanadu Quantum Technologies Limited and its consolidated subsidiaries. The following MD&A provides information which Xanadu’s management believes is relevant to an assessment and understanding of our results of operations and financial condition. The MD&A should be read together with our unaudited condensed consolidated financial statements and the related notes as of and for the three and nine months ended September 30, 2026 and 2025 (the “Condensed Consolidated Financial Statements”) and the consolidated financial statements for Xanadu and for Old Xanadu, as applicable, and related notes for the years ended December 31, 2025, 2024 and 2023 (the “Annual Financial Statements”) included in our Annual Report on Form 20-F (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (the “CSA”) on April 9, 2026. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements, including those set forth under the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this MD&A as a result of various factors, including those set forth under “Risk Factors” in our Annual Report.

Xanadu’s Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the SEC for interim financial statements. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Xanadu’s financial statements, see Note 2 - Basis of Presentation and Summary of Significant Accounting Policies within the Condensed Consolidated Financial Statements. This MD&A is dated November 11, 2026 and was prepared with information available to this date.

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Overview

Xanadu is a quantum technology company specializing in the design and development of photonic-based quantum computing systems and the platforms that support them. Our current offerings primarily consist of applications development and proof of concept partnerships but also include quantum computers accessible via the cloud, quantum development software, quantum simulators, and a suite of supporting tools and applications. Xanadu is currently in a pre-commercial stage and does not yet offer quantum computers available for commercial sale beyond those in the early stages of development. Leveraging our photonic technology, we aim to deliver scalable, fault-tolerant and commercially useful quantum computing solutions that operate at room temperature, are manufacturable using existing silicon processes and are already proven to be modular, networkable and scalable.

Our business model focuses on providing customers with access to our quantum computing systems through cloud-based services, enabling quantum-computing-as-a-service (“QCaaS”), as well as offering related professional services to help organizations explore and implement quantum solutions. In addition to cloud access, we develop and distribute software frameworks that facilitate quantum algorithm development and integration into existing workflows. We collaborate with leading global organizations to explore applications in areas such as battery simulation and quantum machine learning.

As of September 30, 2026 and December 31, 2025, the Company had an accumulated deficit of $302.6 million and $206.3 million, respectively. For the nine months ended September 30, 2026 and 2025, we incurred net losses of $94.9 million and $47.6 million, respectively. We expect to incur additional operating losses as we continue our research and development (“R&D”) activities and expand our commercial operations.

At present, our customers are concentrated. For the three months ended September 30, 2026, 81.0% of our revenues were attributable to one customer. For the three months ended September 30, 2025, 89% of our revenues were attributable to three customers. For the nine months ended September 30, 2026, 80% of our revenues were attributable to two customers. For the nine months ended September 30, 2025, 73% of our revenues were attributable to three customers.

Recent Developments

On November 3, 2025, Xanadu entered into a merger agreement (the “Agreement”) with Crane Harbor Acquisition Corp. (“SPAC”) and Xanadu Quantum Technologies Inc. (“Old Xanadu”). The merger (“Reverse Recapitalization”) closed on March 26, 2026 (the “Closing Date”). At closing of the Reverse Recapitalization (the “Closing”), Xanadu had three authorized classes of shares, multiple voting shares (“Xanadu Class A Multiple Voting Shares”), subordinate voting shares (“Xanadu Class B Subordinate Voting Shares”) and preferred shares issuable in series, of which only Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares were issued and outstanding.

Gross proceeds from the Reverse Recapitalization were $301.6 million, which includes $275.0 million of Private Investment in Public Equity (“PIPE”) financing and $26.6 million from SPAC’s trust account. The Company incurred $52.2 million in total costs related to the Reverse Recapitalization and PIPE financing, of which $37.9 million were costs directly related to the issuance of shares, of which $1.3 million was allocated to the issuance of the earn out shares, and thus expensed to the consolidated statement operations and comprehensive loss, and the remaining $36.7 million was recorded against share capital.

On May 20, 2026, the Company entered into a synthetic at-the-market (the “SATM”) equity facility with YA II PN, LTD., a Cayman Islands exempt limited company, through its investment manager, Yorkville Advisors Global, LP (“Yorkville Investor”), pursuant to a standby equity purchase agreement, pursuant to which, the Yorkville Investor has committed to purchase up to 30 million Class B Subordinate Voting Shares with an aggregate value of up to $300 million over 36 months (the “SATM Facility”). As of September 30, 2026, the Company has received $67,154 in net proceeds from the Yorkville Investor, through the issuance of 5.5 million Xanadu Class B Subordinate Voting Shares.

On August 28, 2026, the Company entered into a definitive agreement with the Government of Canada, under the Strategic Response Fund for C$195 million (the “SRF Loan”) in funding support. Additionally, the Company announced that it will establish an advanced photonics, research, development and manufacturing facility supported by the SRF Loan. As of September 30, 2026, no borrowings had been made under the SRF Loan. We expect to receive these funds over time, as qualifying investments and R&D activities occur. The Company remains in negotiation for additional funding in relation to the launch of Project OPTIMISM with the government of Ontario. See Note 9 of our Condensed Consolidated Financial Statements for additional information regarding the SRF Loan.

On October 19, 2026, the Company announced that it received provisional approval for project funding worth up to $10 million under the U.S. Defense Advanced Research Projects Agency (“DARPA”) Quantum Benchmarking Initiative (QBI). This one-year contract extension builds on the Company’s work in Stage B of the QBI program, which evaluates leading quantum computing architectures to determine which approaches can deliver utility-scale performance within realistic budgets and real-world timeline.

Key Financial and Non-GAAP Metrics

We monitor revenue, cash and cash equivalents, net loss and Adjusted EBITDA as key financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The following table summarizes our financial performance for the three and nine months ended September 30, 2026 and 2025 for these key metrics. For a detailed discussion of our results of operations, including further commentary on our revenue and net loss, see the sections entitled “— Components of Results of Operations” and “— Results of Operations” below.

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2026	2025	2026	2025
Revenue	$1,305	$987	$5,648	$2,742
Cash and cash equivalents	286,473	36,106	286,473	36,106
Net loss	(32,196)	(20,298)	(94,851)	(47,643)
Adjusted EBITDA(1)	(26,270)	(15,446)	(61,485)	(39,495)

(1)	Adjusted EBITDA is a non-GAAP financial measure and is not a standardized measure and might not be comparable to similar financial measures disclosed by other issuers. See “Net Loss and Non-GAAP Financial Measure Adjusted EBITDA” and “Results and Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA” for more information.

Revenue

We are currently in a pre-commercial stage and do not yet offer quantum computers available for commercial sale. Our primary activities are centered on the development of fault-tolerant, utility-scale photonic quantum computing systems. We consider our revenue as an indicator of technological viability on the path to commercial utility scale quantum computing. We are focused on our customer acquisition and retention efforts as we continue development of our full stack quantum computing offerings. While we are focused on revenue growth, we expect that in the near term, revenue will not be a reliable indicator of our performance, particularly from period-to-period, as we are still in the early stages of developing fault-tolerant, utility scale quantum computers and other products utilizing quantum technology that can be commercially successful at scale.

Our principal development project is the creation of a full-stack quantum computing solution that integrates proprietary photonic hardware with a modality-agnostic software platform. Our hardware progress is demonstrated through the Borealis and Aurora quantum computers. The software stack is anchored by PennyLane, a modality agnostic, open-source framework used by quantum application researchers globally. Our technical roadmap focuses on scaling networked, modular systems into large-scale, fault-tolerant machines. In 2022, our 216-qubit Borealis system achieved a milestone in quantum supremacy. In 2025, our Aurora system became the world’s first networked, modular photonic quantum computer, demonstrating real-time error detection.

Our architecture is currently designed with a target to scale to up to 100,000 physical qubits and up to 500 logical qubits in its next iteration. Through fiscal 2026, we expect to achieve device performance improvement and early fault-tolerance building blocks. After which, we expect scale error-corrected operations and produce early error-corrected demonstrations and achieve the widely recognized threshold for broad-based capabilities in commercially valuable applications.

Operationally, we are subject to compliance with U.S. and Canadian foreign investment laws, including review by CFIUS and the Investment Canada Act and we will have to adhere to export controls on quantum computing technology and related software solutions. Please also refer to the section titled “Risk Factors” in our Annual Report.

Cash and cash equivalents

Our cash and cash equivalents balance is a critical measure of our liquidity. We consider cash and cash equivalents to be an important measure for investors because it measures the amount of cash we have on hand for the significant capital expenditures required for research and development costs, scaling our infrastructure and technology and other business needs. Our cash and cash equivalents balance increased to $286.5 million as of September 30, 2026, from $16.2 million as of December 31, 2025, a net increase of $270.3 million. The increase is primarily driven by proceeds received from the Reverse Recapitalization and PIPE transaction and the SATM Facility. Our cash and cash equivalents are generally held in interest-bearing accounts which generated $2.6 million and $455 thousand for the three months ended September 30, 2026 and 2025 and; $5.4 million and $1.8 million for the nine months ended September 30, 2026 and 2025, respectively. Our reporting and functional currency is the U.S. dollar and our sources of funds are primarily denominated in U.S. dollars. A significant portion of our operations occur in Canada, subjecting our cash position and related interest income to foreign currency risk, primarily related to fluctuations between the U.S. dollar and the Canadian dollar. We are continuing to invest in our treasury strategy as we raise additional funding to support our operations.

Net Loss and Non-GAAP Financial Measure Adjusted EBITDA

We use net loss to assess our operating performance. In addition to net loss, we provide Adjusted EBITDA, which is a financial measure that is not required by or presented in accordance with U.S. GAAP. Management believes that this measure provides investors with an additional meaningful method to evaluate certain aspects of our results period over period. We define Adjusted EBITDA as net loss before interest (income) expense, income tax expense (benefit), depreciation and amortization expense, stock-based compensation, change in the fair value of financial instruments, other (income) expense, net (primarily foreign exchange gain (loss)), and other non-recurring income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. Similar to revenue, while we use net loss and Adjusted EBITDA to measure our operating performance, we expect that in the near term, net loss and Adjusted EBITDA will not be reliable indicators of our performance, particularly from period-to-period, as we primarily focus on developing and readying our technology for commercial success. For additional information regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see the section entitled “— Results and Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA.”

Effective in the first quarter of 2026, the Company updated the definition of Adjusted EBITDA to exclude all “changes in fair value of financial instruments”. Previously, the Company’s definition only excluded the “change in fair value of warrant liabilities.” Management believes this broader exclusion provides a more consistent view of operating performance by removing non-cash market volatility across all financial instruments. There was no impact to Adjusted EBITDA for the three and nine months ended September 30, 2025 and the year ended December 31, 2025 as a result of this change, as the Company did not hold other financial instruments subject to fair value changes during that time.

Trends and Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and the section “Risk Factors” in our Annual Report.

Technology Milestones

Our business is dependent on our ability to demonstrate the technological feasibility of our products and services, as well as R&D of our technology. These milestones include achieving further error correction overhead breakthroughs and concurrent integration of our software stack with performance hardware. In addition, we remain steadfast in our commitment to developing commercially valuable applications, including executing our next generation architecture which is designed to scale up to 100,000 physical qubits and up to 500 logical qubits. Our technical milestones reflect a prudent calibration to ensure that our forthcoming deployments meet rigorous stability and performance standards essential for enterprise-grade integration.

Partnership Opportunities

Our future growth depends in part on our ability to continue to successfully identify and enter into strategic partnership opportunities. We have historically entered into partnerships with major multinational companies, government agencies and academic organizations to help enhance our capabilities, improve operational efficiencies, increase supply chain resilience and expand our addressable market. We expect we will continue to explore and enter new academic and commercial partnership opportunities that we believe are complementary to our business.

User Acquisition and Retention

The implementation of our monetization strategy is designed to capture value across the entire quantum technology stack. Our primary strategy for new customer acquisition is based on co-development and intellectual property creation, establishing deep commercial relationships with enterprises and governments focused on solving their most complex challenges. These collaborations are priced commensurate to the work required to complete them. As our applications move from classical simulation to commercial deployment, their workloads will be naturally directed toward our high-performance photonic hardware for which we expect revenue will be generated primarily through QCaaS, offering on-demand and subscription-based utilization of our photonic quantum computers via major cloud platforms and direct enterprise integrations.

Our hardware model is complemented by our market-leading software ecosystem, which we intend to monetize through subscription-based enterprise versions and sales of complementary quantum-classical workflow tools, thus converting our vast open-source user base into a recurring, high-margin software stream.

For customers requiring the highest security and data sovereignty, such as defense agencies, we plan to execute dedicated system sales of our physical quantum computers and the integrated software layer, complete with ongoing maintenance and support services.

Availability of Financing

The successful implementation of our monetization strategy is contingent upon significant and sustained capital investment to achieve the necessary technological and commercial scale. We anticipate substantial capital expenditures in the coming years primarily directed toward accelerating our R&D roadmap, scaling our photonic integrated circuit fabrication processes, and building the modular quantum racks required for utility-scale systems. Realizing our revenue will require material financial commitment to both hardware infrastructure development and the expansion of our scientific and commercial teams to support and service a global customer base. Our ability to secure adequate funding will be critical to achieving the scale necessary to transition from government grants and co-development revenue to consistent, high-volume compute economics.

Macroeconomic Environment

Results of our operations have varied and may continue to vary based on the impact of changes in the domestic or global economy. Negative conditions in the general economy in Canada, the United States and abroad, including conditions resulting from changes in gross domestic product growth, inflation, interest rates, financial and credit market fluctuations, international trade relations and tariffs, pandemics, political turmoil, natural catastrophes, warfare, and terrorist attacks, could negatively affect our business, including progress toward the development of quantum computing. It is not possible at this time to estimate the long-term impact that these and related events could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted. If these conditions persist and deepen, we could experience an inability to access additional capital if needed, or our liquidity could otherwise be impacted.

Components of Results of Operations

Revenue

The Company is currently in a pre-commercial stage and does not yet offer quantum computers available for commercial sale beyond those in the early stages of development. Our current revenue is generated through two primary channels: (i) professional services related to research projects, proof of concept development, and quantum education and (ii) compute and other services which includes provision of compute services, such as co-development and execution of quantum algorithms which may later be performed on the Company’s utility scale quantum computing systems, and provision, on a non-exclusive basis, via access to its photonic based-hardware, of QCaaS.

QCaaS revenue is recognized on a straight-line basis over the contract term. Professional services revenue is recognized based on completed milestones or hours and or costs incurred as appropriate. Revenue for partially completed milestones deemed probable of being met is recognized using an input measure based on actual labor hours incurred to date relative to total estimated labor hours required to complete the milestone. For fixed price milestone-based contracts, revenue is recognized based on the input measure noted above as control is expected to transfer over the period that the milestone is completed.

Operating Expenses

Our operating expenses consist of cost of revenue, R&D, general and administrative, sales and marketing expenses, depreciation and amortization, and other operating (income) expense, net.

Cost of Revenue

The cost of pre-commercial revenue includes all direct and indirect expenses related to delivering our services and where applicable, the cost of building specialized quantum hardware. This encompasses compensation-related expenses, including stock-based compensation, direct manufacturing costs and overhead costs allocated to customer- facing functions. Depreciation and amortization of quantum systems and related software are excluded from cost of revenue. Due to our effort to concentrate only on revenue projects that are aligned with our core R&D roadmap, these costs remain low as we incur only limited incremental costs over and above our planned R&D spend to meet our revenue obligations to our customers.

Research and Development

R&D expenses consist of costs incurred in performing R&D activities and include personnel-related costs, process development costs, chip fabrication costs, consulting fees, lab materials, software costs, cloud computing costs, and other related costs. R&D expenses also include purchased hardware and software costs related to quantum computing systems constructed for research purposes that are not probable of providing a future economic benefit and have no alternate future use as well as costs associated with third party R&D arrangements. Where tangible assets or software to be used in research and development activities is constructed by us or acquired, the costs are expensed as incurred unless those assets have an alternative future use. When assets with alternative future use are consumed in research and development activities they are recorded as research and development expenses. We expect an increase in R&D expenditure as we continue to invest in advancing our technology and supporting ongoing product development efforts.

General and Administrative

General and administrative expenses consist of personnel costs such as salaries, benefits, and stock-based compensation for employees, as well as overhead costs allocated to corporate, executive, finance, and other administrative functions. We expect these expenses to increase as we continue scaling our support functions to match business growth.

Sales and Marketing

Sales and marketing expenses consist of personnel-related expenses, including salaries, benefits and stock-based compensation for employees involved in sales and marketing activities, costs for direct advertising, marketing and promotional expenditures and allocated overhead costs for our sales and marketing functions. We expect to continue to make investments in sales and marketing to strengthen market presence and expand our customer base.

Depreciation and amortization

Depreciation and amortization expenses arise from depreciation and amortization of our property and equipment, such as our quantum computing systems, and intangible assets including patents and software over their estimated useful lives.

Other operating (income) expense, net

Other operating (income) expense, net, includes contributions from government, sponsorships of our community events and other transactional fees.

Interest Income (Expense), Net

Interest income (expense) includes interest income earned on our cash deposits and interest expense and loan remeasurements on our long-term debt.

Loss on fair value of earn-out share liabilities

Loss on fair value of earn-out share liabilities, is related to fair value adjustments from the valuation of our earn-out share liability.

Loss on derivative instruments, net

Loss on derivative instruments, net reflects mark-to-market fair value adjustments and realized losses upon settlement of the derivative contracts as common shares are issued in connection with our SATM Facility.

Other income (expense), net

Other income (expense), net includes interest income earned on our cash deposits, gain and losses on disposal of equipment and foreign exchange gain (loss).

Results of Operations - Three Months Ended September 30, 2026 vs. 2025

The following table sets forth our results of operations for the periods indicated:

Comparison of the three months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Change
(In thousands; percent changes based on unrounded numbers)	2026	2025	Amount	%
Revenue	$1,305	$987	$318	32%
Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	94	52	42	81%
Research and development	25,560	15,301	10,259	67%
General and administrative	9,150	4,002	5,148	129%
Sales and marketing	900	263	637	242%
Depreciation and amortization	1,740	1,707	33	2%
Other operating (income) expense, net	(1,512)	358	(1,870)	(522)%
Total operating expenses	35,932	21,683	14,249	66%
Loss from operations	(34,627)	(20,696)	(13,931)	67%
Other income (expense), net:
Interest income (expense), net	2,272	334	1,938	581%
Other income (expense), net	159	64	95	150%
Total other income (expense), net	2,431	398	2,033	512%
Net loss	$(32,196)	$(20,298)	$(11,898)	59%
Cumulative translation adjustment	236	(278)	514	(185)%
Net comprehensive loss	$(31,960)	$(20,576)	$(11,384)	55%

(1)	Not meaningful

Revenue

Revenue increased by $318 thousand, or 32%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase in revenue was primarily due to our advancement to Stage B of the DARPA led program assessing and validating quantum computing system performance against standardized metrics as well as revenue from new customer contracts, which was largely offset from prior-year contracts.

Operating Expenses

Cost of Revenue

Cost of revenue increased by $42 thousand, or 81%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily due to labor costs related to our DARPA program as well as higher labor costs incurred in connection with the performance of our various service contracts.

As a percentage of total revenue, cost of revenue was 7% and 5% for the three months ended September 30, 2026 and 2025, respectively. These costs remain low as the revenue contracts the Company enters into are aligned with our underlying R&D roadmap and only incremental costs to complete the performance obligations are included in cost of revenue.

Research and Development

Research and development expenses increased by $10.3 million, or 67%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily driven by higher compensation-related expenses and higher material consumption costs compared to the prior period. Higher compensation related costs, including stock-based compensation, were primarily due to a 41% increase in headcount, as we expanded our engineering talent as well as restricted share unit (“RSU”) grants awarded in 2026.

General and Administrative

General and administrative expenses increased by $5.1 million, or 129%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily driven by higher compensation-related costs, including stock-based compensation, resulting from RSUs granted in 2026 and a 82% increase in headcount to support our public company operations.

Sales and Marketing

Sales and marketing expenses increased by $637 thousand, or 242%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily due to higher public relations and marketing related costs to help support our growth as a newly publicly listed company.

Depreciation and Amortization

Depreciation and amortization expenses remained relatively flat for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025.

Other Operating (Income) Expense, Net

Other operating (income) expense, net was net income of $1.5 million for the three months ended September 30, 2026 as compared to net expense of $358 thousand for the three months ended September 30, 2025. The favorable change of $1.9 million, or 522%, was primarily driven by an increase in government grants received during the period, and the non-recurrence of warrant re-valuation losses recorded in the 2025 period prior to the warrants’ reclassification to equity following the Reverse Recapitalization in March 2026.

Other Income (Expense), Net

Interest Income (Expense), Net

Interest income (expense), net increased by $1.9 million, or 581%, for the three months ended September 30, 2026 as compared to the three months ended September 30, 2025. The increase was primarily attributable to higher cash balances in the third quarter of 2026 compared to the third quarter of 2025 due to proceeds received from the Reverse Recapitalization and PIPE transaction in March 2026.

Other Income (Expense), Net

Other income (expense), net increased $95 thousand, or 150% for the three months ended September 30, 2026, compared to the prior year period, primarily due to higher foreign exchange gains.

Results of Operations - Nine Months Ended September 30, 2026 vs. 2025

The following table sets forth our results of operations for the periods indicated:

Comparison of the nine months ended September 30, 2026 and 2025:

	Nine Months Ended September 30,		Change
(In thousands; percent changes based on unrounded numbers)	2026	2025	Amount	%
Revenue	$5,648	$2,742	$2,906	106%
Operating expenses:			—
Cost of revenue (exclusive of depreciation and amortization below)	334	162	172	107%
Research and development	63,165	38,321	24,844	65%
General and administrative	29,426	8,098	21,328	263%
Sales and marketing	2,848	863	1,985	230%
Depreciation and amortization	4,996	4,242	754	18%
Other operating (income) expense, net	(7,236)	40	(7,276)	(17,972)%
Total operating expenses	93,533	51,726	41,807	81%
Loss from operations	(87,885)	(48,984)	(38,901)	79%
Other income (expense), net:
Interest income (expense), net	4,401	1,228	3,173	258%
Loss on fair value of earn-out share liabilities, net	(7,764)	—	(7,764)	NM (1)
Loss on derivative instruments, net	(1,907)	—	(1,907)	NM
Other income (expense), net	(1,696)	113	(1,809)	(1,590%)
Total other income (expense), net	(6,966)	1,341	(8,307)	(620)%
Net loss	$(94,851)	$(47,643)	$(47,208)	99%
Cumulative translation adjustment	473	701	(228)	(33)%
Net comprehensive loss	$(94,378)	$(46,942)	$(47,436)	101%

(1)	Not meaningful

Revenue

Revenue increased by $2.9 million, or 106%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase in revenue was primarily due to to our advancement to Stage B of the DARPA-led program assessing and validating quantum computing system performance against standardized metrics as well as revenue from new customer contracts, which was largely offset by completion of prior-year contracts.

Operating Expenses

Cost of Revenue

Cost of revenue increased by $172 thousand, or 107%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily due to higher materials costs related to our DARPA program as well as higher labor costs incurred in connection with the performance of our various service contracts.

As a percentage of total revenue, cost of revenue was 6% for each of the nine months ended September 30, 2026 and 2025. These costs remain low as the revenue contracts the Company enters into are aligned with our underlying R&D roadmap and only incremental costs to complete the performance obligations are included in cost of revenue.

Research and Development

Research and development expenses increased by $24.8 million, or 65%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily driven by higher material consumption costs, including increased wafer consumption, and process development costs, in addition to higher compensation related expenses, including increased headcount and stock-based compensation due to the 2026 RSU grants. Research and development headcount increased by 41%, as compared to prior year comparative period as we expanded our engineering talent.

General and Administrative

General and administrative expenses increased by $21.3 million, or 263%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily driven by higher professional fees, including audit, regulatory, legal, advisory and capital market fees associated with our Reverse Recapitalization, SATM Facility, and operations as a public company. Additionally, compensation-related costs increased due to 2026 RSU grants and an 82% increase in headcount to support our public company operations.

Sales and Marketing

Sales and marketing expenses increased by $2.0 million, or 230%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily driven by higher public relations, promotion and marketing costs related to our Reverse Recapitalization and aimed at supporting our growth as a newly publicly listed company

Depreciation and Amortization

Depreciation and amortization expenses increased by $754 thousand, or 18%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025 primarily driven from an increase in test equipment and capitalized internal-use software expenses.

Other Operating (Income) Expense, Net

Other operating (income) expense, net was net income of $7.2 million for nine months ended September 30, 2026 compared to net expense of $40 thousand for the nine months ended September 30, 2025. The favorable change of $7.3 million was primarily driven by higher government grant income, partially offset by a loss recognized on the fair value remeasurement of the Company’s warrants outstanding.

Other Income (Expense), Net

Interest Income (Expense), Net

Interest income (expense), net increased by $3.2 million, or 258%, for the nine months ended September 30, 2026 as compared to the nine months ended September 30, 2025. The increase was primarily attributable to higher cash balances throughout the first nine months of 2026 compared to the 2025 period due to the Reverse Recapitalization and PIPE transaction in March 2026.

Loss on Fair Value of Earn-out Share Liabilities, Net

A net loss on fair value of earn-out share liabilities of $7.8 million was recorded for the nine months ended September 30, 2026. This net loss is related to a fair value adjustment from the valuation of our earn out shares liability, from March 26, 2026 (the Closing) to their vesting dates for Tranche 1 (May 7, 2026) and Tranche 2 (May 13, 2026).

Loss on Derivative Instruments, Net

A net loss on derivative instruments of $1.9 million was recorded for the nine months ended September 30, 2026. The loss relates to mark-to-market fair value adjustments and realized losses upon settlement of the derivative contracts as Xanadu Class B Subordinate Voting Shares are issued in connection with our SATM Facility.

Other Income (Expense), Net

Other income (expense), net was a net loss of $1.7 million for the nine months ended September 30, 2026, compared to a net gain of $113 thousand for the prior year period. The $1.8 million decrease was primarily driven by unrealized foreign exchange losses on the Canadian dollar year-over-year.

Summary of Quarterly Results

The following table sets forth our quarterly consolidated statements of operations data for each of the quarters indicated. The information for the quarters ended December 31, 2025 and December 31, 2024 has been derived from our audited annual consolidated financial statements. The information for each of the quarters has been prepared on an unaudited basis consistent with our audited annual consolidated financial statements and, in our opinion, includes all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following quarterly financial data should be read in conjunction with our annual consolidated financial statements and the related notes. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands except per share data)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Revenue	$1,305	$1,511	$2,832	$1,875	$987	$1,057	$699	$711
Net loss	$(32,196)	$(42,051)	$(20,604)	$(23,024)	$(20,298)	$(15,140)	$(12,205)	$(10,850)
Loss per share, basic and diluted	$(0.11)	$(0.14)	$(0.28)	$(0.41)	$(0.36)	$(0.27)	$(0.22)	$(0.19)

Quarterly Trends

Revenue

Our revenue trend is reflective of our pre-commercial state. Given that we are focused on the longer-term value proposition of utility scale quantum computers, our short-term revenue is generated from strategic revenue arrangements with customers with whom we can co-develop quantum algorithms, validate commercial use cases, and ensure that our technology is aligned with real-world demand.

Net Loss

Net loss has generally demonstrated an upward trend over the previous eight fiscal quarters as well as on a year-over-year basis as we accelerate our R&D efforts towards utility scale quantum computing. The increase in net loss is attributable to increases in operating expenses primarily for R&D as we accelerate and upsize our wafer runs and expand our internal capabilities to process them along with continued development of the remainder of our software and hardware capabilities. We have also had increases in general and administrative and sales and marketing expense due to the Reverse Recapitalization and PIPE transaction and SATM Facility offerings. Additionally, beginning in 2026, we incurred non-cash non-operating losses related to our earn-out liabilities and derivative financial instruments.

Quarter ended September 30, 2026

Net loss for the three months ended September 30, 2026 increased relative to prior periods due to higher operating expenses, reflecting continued investment in research and development as well as higher general and administrative expenses. On a sequential basis, net loss decreased compared to the three months ended June 30, 2026. This improvement was primarily due to non-cash non-operating losses recorded in the second quarter of 2026 related to fair value adjustments for our earn-out share liabilities and derivative financial instruments.

Results and Reconciliation of Non-GAAP Financial Measure Adjusted EBITDA

To supplement our historical consolidated financial statements which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, as described below, to understand and evaluate our financial and operating performance. We define Adjusted EBITDA as net loss before interest expense (income), net, income tax expense (benefit), depreciation and amortization expense, stock-based compensation, change in fair value of financial instruments, other (income) expense, net (primarily foreign exchange gain (loss)), and other non-recurring income and expenses. We use Adjusted EBITDA to measure the operating performance of our business, excluding specifically identified items that we do not believe directly reflect our core operations and may not be indicative of our recurring operations. By excluding certain items that are nonrecurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance. Accordingly, we believe that Adjusted EBITDA is useful to investors and others because it allows investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several limitations related to the use of Adjusted EBITDA as it reflects the exercise of judgment by our management about which expenses are excluded or included. Adjusted EBITDA should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. In addition, our presentation of Adjusted EBITDA may be different from how such metric is used by other companies. The following charts provide unaudited reconciliations of U.S. GAAP-based financial measures to Adjusted EBITDA for the following periods presented.

Reconciliation of net loss to Non-GAAP Financial Measure Adjusted EBITDA for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2026	2025	2026	2025
Net loss	$(32,196)	$(20,298)	$(94,851)	$(47,643)
Excluding:
Depreciation and amortization	1,740	1,707	4,996	4,242
Stock-based compensation expense	5,530	950	11,616	2,609
Change in fair value of financial instruments (1)	—	811	10,566	785
Interest (income) expense, net (2)	(2,272)	(334)	(4,401)	(1,228)
Other (income) expense, net (3)	(159)	(64)	1,696	(113)
Non-recurring expenses (4)	1,087	1,782	8,893	1,853
Adjusted EBITDA loss	$(26,270)	$(15,446)	$(61,485)	$(39,495)

(1)	Includes the gain (loss) on the fair value of the warrant, earn-out share liabilities, and derivative instruments.
(2)	Interest (income) expense, net reflects the impact of interest earned on cash balances and non-cash interest expense relating to the Strategic Innovation Fund Agreement, by and between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Industry, as amended (the “SIF Loan”).
(3)	Other (income) expense, net primarily consists of foreign exchange gain (loss).
(4)	Non-recurring expenses primarily include professional fees such as legal, consulting, accounting and advisory fees incurred in connection with indirect costs related to the Reverse Recapitalization and PIPE Transaction, public offering, and the SATM Facility.

Our Adjusted EBITDA loss increased by $10.8 million to $26.3 million for the three months ended September 30, 2026 as compared to the same period in 2025. For the nine months ended September 30, 2026, Adjusted EBITDA loss increased by $22.0 million to $61.5 million from $39.5 million in the prior year period. This trend reflects the acceleration of our core R&D activities and strategic investments toward achieving utility-scale quantum computing. It also reflects higher ongoing general and administrative costs, including higher compensation costs, related to our operating as a public company. As we are in a pre-commercial phase with an ambitious technology roadmap, our Adjusted EBITDA loss is expected to continue to increase for the foreseeable future.

Liquidity and Capital Resources

As of September 30, 2026 and December 31, 2025, the Company had cash and cash equivalents of $286.5 million and $16.2 million and net working capital of $284.4 million and $31.2 million, respectively. We anticipate that our long-term cash requirements and obligations will be met through a combination of operating cash flows, additional government funding, equity raises and incurrence of additional indebtedness. This assessment is based on current internal forecasts and remains subject to changes in external and internal conditions. We have incurred recurring net losses and negative cash flows from operations since inception. As of September 30, 2026 and December 31, 2025, the Company had an accumulated deficit of $302.6 million and $206.3 million, respectively.

For the nine months ended September 30, 2026 and 2025, we incurred net losses of $94.9 million and $47.6 million, and, the Company had net cash outflows from operating activities of $51.9 million and $43.1 million, respectively. We expect to incur additional operating losses and net operating cash outflows as we continue to expand our technology roadmap to commercialization.

During the first nine months of 2026, we completed the following financing transactions (Refer to Notes 3, 9 and 13 of our Condensed Consolidated Financial Statements for additional information):

●	Entered into the SRF Loan for funding of up to C$195 million with the Government of Canada;

●	Received net proceeds from the Reverse Recapitalization and PIPE transaction of $263.6 million;

●	Received $67.2 million in net proceeds from the Yorkville Investor from the issuance of 5.5 million Xanadu Class B Subordinate Voting Shares in connection with the SATM Facility;

●	Received $3.3 million in proceeds from the SIF Loan and FedDev Loan; and

●	Received $3.8 million in proceeds from employee stock option exercises.

Our primary uses of cash and cash equivalents are to support the ongoing growth of our business, including funding our operations and capital expenditures. Significant cash resources are required to support our ongoing investments in R&D, as well as the commercialization of our products. These cash outflows are predictable since we enter into contracts with our key suppliers that define costs at the outset. While the costs are significant, we do have the ability to scale our research operations up or down to the extent that our cash position allows. Conversely, our cash inflows are dependent on enterprise and government partners whose ability to enter into revenue arrangements with us may be subject to complex approval structures and funding constraints making our ability to generate operating cash inflows unpredictable. When we require additional funding, we will seek to secure such best-efforts funding from various sources, including equity or debt financing and government assistance and subsidies. If we raise additional capital through the issuance of equity securities or securities convertible into equity, shareholders will experience dilution, and such securities may have rights or preferences senior to those of the holders of Xanadu Class A Multiple Voting Shares and Xanadu Class B Subordinate Voting Shares. In the future, if we obtain additional funds through debt financing, we may be subject to limitations on its operations, through debt covenants or other restrictions. Although we have successfully completed equity and debt financings in the past, there can be no assurance that equity and debt offerings in the future will be successful.

The SRF Loan, which allows us to receive up to C$195 million in funding support, is contingent on our incurring defined eligible expenditures, and is aimed to provide funding to enable us to establish an advanced manufacturing facility to build fault-tolerant utility scale photonic quantum computers. Additionally, our current SATM Facility allows us to issue, under certain conditions, up to an additional 24,532,476 Xanadu Class B Subordinate Voting Shares for up to $232.8 million in net cash proceeds over the term of the three-year agreement.

Based on our current operating plan, management believes that the existing cash and cash equivalents will be sufficient to fund operations, R&D activities, and capital expenditure requirements for at least 12 months from the date the Condensed Consolidated Financial Statements were issued. However, we have based this estimate as to how long we expect we will be able to fund our operations, R&D activities, and capital expenditure requirements on assumptions that may prove to be wrong and we could use our available capital resources sooner than we currently expect. We will continue to work with various funding sources to secure additional debt and equity financing and government assistance and subsidies, if required.

Certain Covenants

Our debt and equity agreements contain customary terms and conditions as well as various affirmative, negative and financial covenants that, among other things, may restrict our ability to issue dividends or other shareholder distributions and may restrict our operating flexibility. Our debt and equity agreements also contain customary change of control provisions, which may require us to repay or redeem such indebtedness upon certain events constituting a change of control under the relevant agreement. The SIF Loan requires us to, among other things, maintain high-skilled jobs in Canada, collaborate with Canadian institutions and small and medium-sized Canadian-based enterprise, and invest in R&D within Canada, maintain certain intellectual property rights and certain other customary covenants.

Disbursements under the SRF Loan will be subject to operational and technical covenants substantially similar to those under the SIF Loan. These will similarly include commitments regarding Canadian workforce requirements, domestic R&D and capital expenditures, as well as collaborations with Canadian institutions and small and medium-sized Canadian based enterprises. No amounts have been drawn under the SRF Loan as of September 30, 2026.

Repayments under the SIF Loan, as well as the SRF Loan once funded, may be accelerated upon an event of default, contract termination or upon a change of control (as defined in the respective loan agreements). In the event the Minister does not provide consent to a change of control, the Minister may require immediate repayment of all disbursed funds. In such circumstances, we may also elect to terminate the respective agreement by paying an additional amount based on contributions disbursed to date.

The SIF Loan is subject to conditional repayments, which are based on our future revenues, are scheduled to be made annually over a 20-year period, commencing on April 30, 2028. The SRF Loan will likewise be subject to conditional repayment terms based on future revenues over a similar multi-year period. As of September 30, 2026, we were in compliance with our covenants under the SIF Loan and SRF Loan agreement. Refer to Note 9 to our consolidated financial statements for additional information related to these loan agreements.

Commitments and Contractual Obligations

As of September 30, 2026, our total contractual obligations amounted to $104.1 million, consisting of purchase commitments of $59.9 million primarily related to open purchase orders for leasehold improvements, equipment, foundry partners; operating lease commitments of $41.6 million; and FedDev Loan (defined below) repayments of $2.6 million. Of our total contractual obligations, $53.3 million is due within the next 12 months. Other than operating lease commitments, our cash requirements for fiscal year 2026 are expected to be driven mainly by operating expenses and continued investment in the development and advancement of our quantum computers. In addition, as of September 30, 2026, we had $30.6 million in debt repayments related to our SIF Loan, which is conditionally repayable based on our future revenues. Refer to the Covenants section above for more information on this loan.

Repayments related to our Regional Quantum Initiative Contribution Agreement (the “FedDev Loan”), by and between Old Xanadu and His Majesty the King in Right of Canada as represented by the Minister of Federal Economic Development Agency for Southern Ontario are payable over the next six years. Our operating lease repayments primarily relate to a new 15-year operating lease the Company entered into in 2026 in Toronto, Ontario for 158,000 square feet to support the manufacturing, packaging, and assembly of quantum computing components.

Financial Instruments

We have financial assets, including cash and accounts receivable that are recorded at amortized cost. Our financial liabilities, including accounts payable, accrued expenses and long-term debt, are recorded at amortized cost. Financial assets recorded at fair value consist of derivative assets. Operating lease liabilities are measured based on the present value of minimum lease payments over the lease term as described in Note 2 to the Condensed Consolidated Financial Statements. Warrant liabilities and earn-out share liabilities were measured at fair value before their reclassification to equity during 2026; no such liabilities remained outstanding as of September 30, 2026.

In connection with completion of the Reverse Recapitalization, issued and outstanding Xanadu warrants were exchanged for warrants to purchase Xanadu Class A Multiple Voting Shares or Xanadu Class B Subordinate Voting Shares and reclassified from liabilities to equity on March 26, 2026. All such warrants had been exercised by September 30, 2026. the earn-out share liabilities were remeasured to fair value through their respective vesting dates in May 2026 and then reclassified to equity. The accounting for derivative instruments under the SATM Facility, including remeasurement of forward contacts through settlement and the absence of outstanding forward contracts at September 30, 2026, is described in Note 13 to the Condensed Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Other selected financial information

	September 30,	December 31,	Change
(In thousands)	2026	2025	Amount	%
Total assets	$375,789	$70,604	$305,185	432%
Non-current financial liabilities	59,043	37,183	21,860	59%

Total Assets

Total assets increased by $305.2 million, or 432%, to $375.8 million as of September 30, 2026 compared to total assets of $70.6 million as of December 31, 2025. The increase was primarily driven by proceeds from the Reverse Recapitalization and PIPE transaction and proceeds from the issuance of common shares through the SATM Facility. Gross proceeds from the Reverse Recapitalization were $301.6 million, which includes $275.0 million of PIPE financing and $26.6 million of cash on hand from SPAC’s trust account. The Company incurred $52.2 million in total costs related to the Reverse Recapitalization and PIPE financing, of which $37.9 million were costs directly related to the issuance of shares, of which $1.3 million was allocated to the issuance of the earn out shares, and thus expensed to the consolidated statement operations and comprehensive loss, and the remaining $36.7 million was recorded against share capital. In connection with the SATM Facility, we received $67.2 million in proceeds through the issuance of Xanadu Class B Subordinate Voting Shares.

Non-current Financial Liabilities

Non-current financial liabilities consist of long-term lease liabilities and long-term debt and increased by $21.9 million as of September 30, 2026 compared to December 31, 2025. The increase is primarily due to a $19.1 million operating lease liability recognized during 2026 in Toronto, Ontario over a 15-year term to service our future operations.

Cash Dividend

The Company did not declare or distribute any cash dividends for the three and nine months ended September 30, 2026 and 2025.

Cash Flows

Analysis of cash flows for the nine months ended September 30, 2026 and 2025:

The following table sets forth our cash flows for the periods indicated (in thousands):

	Nine Months Ended September 30,
	2026	2025
Net cash used in operating activities	$(51,886)	$(43,111)
Net cash provided by financing activities	337,839	8,798
Net cash used in investing activities	(15,950)	(7,588)
Effect of foreign exchange rates on cash and cash equivalents	306	388
Net increase (decrease) in cash and cash equivalents	$270,309	$(41,513)

Cash Flows Used in Operating Activities

Cash flows from operating activities are significantly affected by our business growth, primarily related to R&D, sales and marketing, and general and administrative activities. Operating cash flows are also affected by working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities for the nine months ended September 30, 2026 and 2025, was $51.9 million and $43.1 million, respectively.

The $8.8 million increase in cash used in operating activities was primarily driven by higher costs related to the expansion of operational activities to support growth and transition costs associated with operating as a public company, partially offset by working capital improvements.

Non-cash charges increased to $31.8 million for the nine months ended September 30, 2026 from $8.9 million provided for the nine months ended September 30, 2025. The primary drivers were a $10.6 million loss related to the changes in the fair value of financial instruments and an $8.9 million increase in stock-based compensation.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2026 and 2025 was $337.8 million and $8.8 million, respectively.

Our net cash flows provided by financing activities for the nine months ended September 30, 2026 was primarily driven by proceeds from the Reverse Recapitalization and PIPE transaction. Gross proceeds from the transaction were $301.6 million, comprising $275.0 million of PIPE financing and $26.6 million of cash on hand from SPAC’s trust account. Gross proceeds received were reduced by $36.7 million in direct transaction costs, consisting primarily of legal, accounting, advisory, and other professional fees. In addition to the direct costs, $1.4 million of total indirect transaction costs were paid by SPAC prior to the closing of the Reverse Recapitalization and PIPE transaction. These costs were recorded directly to accumulated deficit in the consolidated balance sheet. Financing cash inflows also included $67.2 million in net proceeds from the issuance of 5.5 million Xanadu Class B Subordinate Voting Shares under our SATM Facility, $3.8 million in proceeds from the exercise of stock options, and $3.3 million in proceeds from our SIF Loan and FedDev Loan.

Net cash provided by financing activities for the nine months ended September 30, 2025 of $8.8 million primarily relates to proceeds from our SIF Loan.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2026 and 2025 was $16.0 million, and $7.6 million, respectively.

Our net cash flows used in investing activities for the nine months ended September 30, 2026 included $14.8 million in purchases of property and equipment, of which $9.4 million relates to equipment deposits. Additionally, investing outflows included $1.2 million in purchases of intangible assets.

Our net cash flows used in investing activities for the nine months ended September 30, 2025 included $5.5 million in capital expenditures for property and equipment and $2.0 million in purchases of intangible assets. In 2025, our investments were targeted towards expanding our packaging facility and acquiring specialized test equipment and embedded components essential for system integration and performance validation requiring a lower investment.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Estimates are based on historical experience and other various assumptions management believes are reasonable at that time, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ materially from management’s estimates, judgment and assumptions.

Key sources of estimation uncertainty include:

Revenue Recognition

We derive revenue primarily from: (i) professional services related to research projects, proof of concept development, and quantum education and (ii) compute and other services which includes provision of compute services, such as co-development and execution of quantum algorithms on the Company’s quantum computing systems, and provision, on a non-exclusive basis, via access to its photonic-based hardware, of QCaaS.

Revenue for partially completed projects that are deemed probable of being met is recognized using an input measure based on actual labor hours incurred to date relative to total estimated labor hours required to complete the milestone. For fixed price milestone-based contracts, revenue is recognized based on this input measure as control is expected to transfer over the period that the milestone is completed. Total estimated labor hours are subject to management’s judgment and may be revised as projects progress. Significant changes to these estimates could result in material changes to expected revenue recognition patterns.

We enter contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. A contract’s transaction price is allocated to each distinct performance obligation based on their estimated standalone selling price. We determine standalone selling price based on the observable price of a product or service when it sells the products or services separately in similar circumstances and to similar customers. Certain products and services have limited or no history of being sold on a standalone basis. In these instances, we determine standalone selling price by considering its overall pricing objectives and market conditions, including cost plus a reasonable margin. Significant pricing practices considered include our discounting practices, the value of the contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within the contracts. This practice requires judgment from management and the use of alternative inputs could result in revenue recognition patterns that vary from those reported.

Materials and Supplies

Materials and supplies consist primarily of chip fabrication and other costs incurred for the purposes of our R&D activities. These are carried at average cost and recorded in materials and supplies in the consolidated balance sheets then expensed when consumed if an alternative use exists. Otherwise, these costs are expensed when incurred. The assessment of these materials and supplies’ alternative use and the identification of costs directly incurred to fabricate the materials and supplies requires management judgment and is subject to the current R&D roadmap. Changes in our internal technological roadmap or in industry assessments of these materials and supplies could result in changes to our expense recognition patterns.

The fair value of equity-settled stock-based payments

We account for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Equity-settled stock-based payments to employees and others providing similar services are recognized as stock-based compensation expense based on the fair value of the equity instruments at the grant date. We utilize the Black-Scholes model to determine the fair value of stock-based option awards. The Black-Scholes pricing model requires various subjective assumptions including the estimated fair value of the underlying shares and volatility. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. The estimates related to the fair-value of equity-settled stock-based payments affect the value of stock-based compensation reflected in the financial statements.

Long-term revenue forecasts used in accounting for the SIF and SRF Loan

As of September 30, 2026, the Company had an outstanding long-term debt liability recognized under the SIF Loan. As of September 30, 2026, no funding had been received under the SRF Loan, and accordingly, no debt liability was recognized for the SRF Loan on the consolidated balance sheets.

The SIF Loan (and SRF Loan, upon future funding) is conditionally repayable according to a revenue-based formula. The debt arising from the SIF Loan was recorded at face value and will be amortized using the effective interest method, leading to the accrual of interest expenses over the estimated term of the SIF Loan. The amortization schedule is based on projected cash flows derived from our long-term revenue forecast, which is contingent upon the successful implementation of our monetization strategy as described in the section entitled “— Trends and Key Factors Affecting Operating Results”.

Subsequent changes in forecasted cash flows will be accounted for under the retrospective method, which entails a new effective interest rate being computed each period based on the original proceeds received, actual cash flows to date, and the revised estimate of remaining cash flows. The new discount rate is then used to adjust the carrying value of the debt to the present value of the revised cash flows, discounted at the new effective interest rate. The offset is recognized in interest expense.

Recently Issued and Adopted Accounting Standards

A discussion of recent accounting pronouncements issued and adopted is included in Note 2 - Basis of Presentation and Summary of Significant Accounting Policies to our Consolidated Financial Statements in the Annual Report.

Related Party Transactions

For additional information regarding related party transactions resulting from the Reverse Recapitalization, see ‘Item 7. Major Shareholders and Related Party Transactions’ in the Annual Report.

Share Information

On September 30, 2026, our outstanding share capital consisted of 115,458,298 Xanadu Class A Multiple Voting Shares issued and outstanding, and 195,786,645 Xanadu Class B Subordinate Voting Shares issued and outstanding.

In addition, as of September 30, 2026, there were 1,820,109 options to purchase Xanadu Class A Multiple Voting Shares and 38,274,215 options to purchase Xanadu Class B Subordinate Voting shares issued and outstanding.

As of November 10, 2026, our share capital consisted of (i) 111,110,884 Xanadu Class A Multiple Voting Shares issued and outstanding and 204,270,274 Xanadu Class B Subordinate Voting Shares issued and outstanding.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.

Foreign Currency Exchange Risk

Our functional currency is the U.S. dollar. We undertake transactions denominated in various foreign currencies. As we expand our presence in international markets, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any derivative arrangement to minimize the impact of these fluctuations in the exchange rates. We will periodically reassess our approach to managing our risk relating to fluctuations in currency rates.

We do not believe that foreign currency risk had a material effect on our business, financial condition, or results of operations during the periods presented.

As of September 30, 2026, we had Canadian dollar-denominated cash of $35.6 million and Canadian dollar-denominated net liabilities and loans payable of $63.6 million. The remaining amounts were denominated in U.S. dollars. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the consolidated financial statements are recognized in other income (expense), net in the statements of operations and comprehensive loss in the period in which they arise. A 5% weakening of the Canadian dollar versus the U.S. dollar at September 30, 2026 would have increased foreign exchange gains or reduced foreign exchange losses for the quarter by approximately $1.4 million while a 5% strengthening of the Canadian dollar would have increased foreign exchange losses or reduced foreign exchange gains for the quarter by approximately $1.4 million. This analysis assumes that all other variables remain constant.

Interest Rate Risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on our financial instruments. Such exposure primarily involves our money market funds and time deposit accounts. The outstanding SIF Loan principal and interest amounts to be repaid are determined using a revenue-based formula and are capped at 150% of the principal amount. The FedDev Loan is interest free and we are therefore not subject to interest rate risk with respect to these loans. It is management’s opinion that we are not exposed to significant interest rate risk, as we have no variable interest rate debt.

Credit Risk

Financial instruments that may expose us to concentration of credit risk include cash and accounts receivable. We maintain our cash and investments with high quality financial institutions, which, at times, may exceed federally insured limits. We perform periodic evaluations of relative credit standing of the financial institutions. With respect to accounts receivable, we monitor the credit quality of our customers and we have not yet experienced credit loss from accounts receivables. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held.

Liquidity Risk

Please see Item 5 and risk factors, including “We rely on funding and financial contributions from contracts with the public sector, including the Canadian government and U.S. government.” within our Annual Report.

Inflation Risk

We believe that inflation will have a general impact on our business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Concentration Risk

For the three months ended September 30, 2026, 81.0% of our revenues were attributable to one customer. For the three months ended September 30, 2025, 89% of our revenues were attributable to three customers. For the nine months ended September 30, 2026, 80% of our revenues were attributable to two customers. For the nine months ended September 30, 2025, 73% of our revenues were attributable to three customers.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Such controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, including to the Chief Executive Officer and the Chief Financial Officer, so that they can make appropriate and timely decisions regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with U.S. GAAP. The Company’s internal controls over financial reporting include, but are not limited to, detailed policies and procedures relating to financial accounting and reporting, and controls over systems that process and summarize transactions. The Company’s procedures for financial reporting also include the active involvement of qualified financial professionals, senior management and its Audit Committee. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures. Therefore, even if determined to be designed effectively, disclosure controls and internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation.

We conducted an evaluation of the effectiveness of our disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2025. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were not effective as at December 31, 2025 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure and that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. This conclusion was due to the following material weaknesses in internal control over financial reporting:

●	Lack of formalized policies, procedures, and controls: We lacked adequate documentation across key processes (including, but not limited to, financial close and reporting, revenue, procure to pay, order to cash, share-based compensation, and Information Technology General Controls). In certain instances, incompatible duties were performed by the same individuals without sufficient mitigating controls; and

●	Insufficient qualified finance personnel: We lacked sufficient qualified personnel within the finance and reporting function possessing the appropriate level of knowledge, experience, and training in applicable securities laws reporting requirements and the ability to meet required reporting requirements under applicable rules and regulations. This limitation adversely affected our ability to maintain effective internal controls.

We are implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including the following:

●	Implementing a detailed internal control program by performing a top-down risk assessment, defining and documenting key controls across processes and systems, formalizing core policies and procedures and establishing governance including issue tracking and remediation

●	Strengthening our finance team by recruiting and onboarding additional qualified accounting and financial reporting personnel with SEC reporting experience and providing training around key concepts to enhance organizational awareness

While we are currently implementing these remediation measures, they have not been fully implemented and assessed, and therefore the material weaknesses remain as of September 30, 2026. Notwithstanding these identified material weaknesses, we believe that our interim financial statements present fairly, in all material respects, our business, financial condition and results of operations for the periods presented.

Except for the ongoing implementation of the remediation measures described above, there were no changes in our internal control over financial reporting during the three month period ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Strategy Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Xanadu intends to take advantage of the benefits of this extended transition period and, following the consummation of the Reverse Recapitalization, will be an emerging growth company (for the period described in the immediately succeeding paragraph) and will take advantage of the benefits of the extended transition period emerging growth company status permits. During the extended transition period, it may be difficult or impossible to compare Xanadu’s financial results with the financial results of another public company that complies with public company effective dates for accounting standard updates because of the potential differences in accounting standards used.

Xanadu will remain an emerging growth company under the JOBS Act until the earlier of:

●	The last day of the fiscal year in which its total annual gross revenues are $1.235 billion or more.

●	The last day of the fiscal year following the fifth anniversary of the completion of the Reverse Recapitalization.

●	The date on which it has issued more than $1.0 billion in non-convertible debt during the previous three years.

●	The date on which it is deemed to be a large accelerated filer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this MD&A and the documents incorporated by reference herein may constitute “forward-looking statements” for purposes of U.S. federal securities laws and “forward-looking information” for purposes of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, performance and results of operations. Likewise, all of our statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future,” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this MD&A and the documents incorporated by reference herein reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this MD&A contains forward-looking statements pertaining to changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; the implementation, market acceptance and success of our business model, growth strategy and opportunities, and our ability to commercialize our quantum computing technology; our expectations with respect to market opportunity and market growth; the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities; the potential for our quantum computing technology to achieve quantum advantage; our ability to achieve timing and product development milestones on our product roadmap; our ability to attract and retain qualified employees and management; our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others; expectations regarding the time during which we will be an emerging growth company under the JOBS Act; our future capital requirements and sources and uses of cash; our ability to obtain funding for our operations and future growth; the impact of and changes in governmental regulations, tax laws and rates, and accounting guidance; the effectiveness of our internal controls and our corporate policies and procedures; expansion plans and opportunities; lease payments and liabilities; the SATM Facility, including our ability to draw down amounts thereunder and the issuance of Class B Subordinate Voting Shares and promissory notes thereunder, details of government funding, including with respect to the SRF Loan and the aims thereof; the sufficiency of our existing cash and cash equivalents; the potential dilution to shareholders from future issuances of equity securities; and the outcome of any known and unknown litigation and regulatory proceedings.

We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	general economic uncertainty;

●	the effects of pandemics, public health emergencies, ongoing conflicts or similar force majeure events on the global economy;

●	the volatility of currency exchange rates;

●	our ability to obtain and maintain financing arrangements on attractive terms and to commercialize our quantum computing technology;

●	our ability to manage growth;

●	our ability to maintain the listing of the Xanadu Class B Subordinate Voting Shares on the Nasdaq, the TSX or any other national exchange;

●	the effects of competition on our future business;

●	potential disruption in our employee retention, changes in personnel and availability of qualified personnel, including as a result of the Reverse Recapitalization;

●	the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future;

●	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Reverse Recapitalization;

●	international, national or local economic, social or political conditions that could adversely affect us and our business;

●	the effectiveness of our internal controls and our corporate policies and procedures;

●	the limited experience of certain members of our management team in operating a public company in the United States and Canada;

●	the volatility of the market price and liquidity of the Xanadu Class B Subordinate Voting Shares;

●	risks relating to any unforeseen liabilities of the Company;

●	failure to obtain lender consent, industry partner and other third-party consents and approvals, when required;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our expectations with respect to market opportunity and market growth;

●	the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities;

●	the potential for our quantum computing technology to achieve quantum advantage;

●	our ability to achieve timing and product development milestones on our product roadmap;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

●	our ability to obtain funding for our operations and future growth, and our future capital requirements and sources and uses of cash;

●	expansion plans and opportunities, including risks related to the rollout of the Company’s business and expansion strategy;

●	the need to obtain required approvals from regulatory authorities;

●	our ability to meet the conditions required to issue Xanadu Class B Subordinate Voting Shares pursuant to any equity financing arrangements;

●	the volatility of the price of the Xanadu Class B Subordinate Voting Shares that may result from future issuance or sales of shares;

●	the dilution of holders of Xanadu Class B Subordinate Voting Shares resulting from future issuances of shares, including pursuant to equity financing arrangements, the extent of which cannot be guaranteed;

●	risks related to compliance with U.S. and Canadian foreign investment review requirements, including review by the Committee on Foreign Investment in the United States and the Investment Canada Act, and export controls applicable to quantum computing technology;

●	the impact of changes in international trade relations and tariffs on our supply chain and operations; and

●	the risks associated with the rapid expansion of our U.S. operations, including our ability to establish and scale operations in new geographic locations.

The forward-looking statements contained herein may prove incorrect. These forward-looking statements speak only as of the date of this MD&A and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors” in our Annual Report and our filings with the SEC (www.sec.gov) and the CSA (www.sedarplus.com). There may be additional risks that we do not presently know or that we currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, assumptions that none of the risks identified in our filings with the SEC (www.sec.gov) and the CSA (www.sedarplus.com) materialize; that there are no unforeseen changes to economic and market conditions, and no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward- looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.